Exhibit 99.1

CREDICORP Ltd.

Lima, Peru, August 8th, 2019 – Credicorp (NYSE: BAP) announced its unaudited results for the second quarter of 2019. These results are consolidated according to IFRS in Soles.

Second Quarter Results 2019

In 2Q19, Credicorp reported net income of S/ 1,098.6 million, which translated into an ROAE and ROAA of 18.0% and 2.4% respectively. This result represented a drop in net income of -0.2% QoQ and an increase of +12.3% and +9.1% YoY and YTD respectively.

The QoQ evolution reflects an increase in net interest income (NII), which was attributable to an improvement in loan growth. The aforementioned was offset by an increase in provisions requirement, mainly at BCP Stand-alone and due to an increase in operating expenses.

Growth in net income YoY and YTD was primarily attributable an increase in Net interest income (NII) and to growth in Non-financial income. Nevertheless, this was partially offset by an increase in expenses for provisions and operating expenses.

The results in 2Q19 show:

QoQ expansion in average daily loans balances in all segments, which was primarily attributable to loan growth in Retail Banking. In the YoY analysis, which eliminates that seasonal effect, total loans measured in average daily balances rose 6.5%. Growth was led by Retail Banking, in particular by Mortgage, Credit Card and SME-Business segments. Furthermore, growth in this portfolio was mainly in local currency.

• NII expanded +3.1% QoQ and +9.4% YoY due to loan growth, which offset an increase in expenses for interest on deposits. YTD, the evolution was similar as NII expanded +8.3% due to an improvement in the pace of growth of total loans. This expansion was led by growth in segments with higher margins at BCP Stand-alone and in local currency. In this context, the Net Interest Margin (NIM) increased +11 bps QoQ, +20 bps YoY and +15bps YTD.

• The provisions for credit losses, net of recoveries increased +12.5% QoQ, +32.4% YoY and +16.9% YTD. In line with this the cost of risk (CofR) increased +23 bps QoQ, +42 bps YoY and +19 bps YTD. This result was mainly attributable to the increase in the CofR at BCP Stand-alone after the provisions requirement for the Retail Banking portfolio increased.

• In this context, risk-adjusted NIM fell -4 bps QoQ and -9bps YoY, in line with growth in the CofR. Nevertheless, in YTD terms, the risk-adjusted NIM remained relatively stable (+2 pbs).

• Non-financial income expanded QoQ, which was mainly attributable to a gain on Other non-financial income after the sale of a property at BCP Bolivia. In the YoY analysis and YTD, growth was associated with an increase in the Net gain on sales of securities due to an improvement in BCP Stand-alone’s result, and to a lesser extent, with growth in the main components of non-financial income, Fee income and Net gain on foreign exchange transactions. It is important to keep in mind that the pace of growth of these main components has fallen over the years due to: regulatory changes, which have affected the commissions that retail banking clients are charged; a more competitive environment in the local market; and a transactional strategy to encourage clients to migrate to digital channels.

• The insurance underwriting result reported an increase of +8.5% QoQ and 5.2% YoY, which was due primarily to growth in net earned premiums in property and casualty insurance. YTD, the underwriting result fell -0.4%, due to an increase in the net loss ratio in the property and casualty and life insurance businesses.

• The efficiency ratio increased +100 bps QoQ, in line with a seasonal increase in operating expenses given that in the first quarter of every year tends to register the lowest expenses. The efficiency ratio fell -50 bps both YoY and YTD, in line with an increase in net interest income (NII), which offset the increase in salaries and employee benefits.

Table of Contents

Credicorp (NYSE: BAP): Second Quarter Results 2019		3
	Financial Overview	3
	Credicorp and subsidiaries	4
1.	Interest-earning assets (IEA)	5
	1.1. Evolution of IEA	5
	1.2. Credicorp Loans	6
	1.2.1. Loan evolution by business segment	6
	1.2.2. Evolution of the level of dollarization by segment	8
	1.2.3. BCRP de-dollarization plan at BCP Stand-alone	9
	1.2.4. Market share in loans	10
2.	Funding Sources	11
	2.1. Funding Structure	11
	2.2. Deposits	12
	2.2.1. Deposits: dollarization level	13
	2.2.2. Market share in Deposits	14
	2.3. Other funding sources	14
	2.4. Loan / Deposit (L/D)	15
	2.5. Funding Cost	16
3.	Portfolio quality and Provisions for loan losses	18
	3.1. Provisions for loan losses	18
	3.2. Portfolio Quality: Delinquency ratios	19
	3.2.1. Delinquency indicators by business line	20
4.	Net Interest Income (NII)	25
	4.1. Interest Income	25
	4.2. Interest Expenses	27
	4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM	28
5.	Non-Financial Income	30
	5.1. Fee Income	31
	5.1.1. By subsidiary	31
	5.1.2. Fee income in the Banking Business	32
6.	Insurance Underwriting Result	34
	6.1. Net earned premiums	35
	6.2. Net claims	36
	6.3. Acquisition cost	36
7.	Operating Expenses and Efficiency	38
	7.1. Credicorp’s Administrative, General and Tax Expenses	39
	7.2. Efficiency Ratio	40
8.	Regulatory Capital	42
	8.1. Regulatory Capital – BAP	42
	8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP	43
9.	Distribution channels	45
	9.1 Universal Banking	45
	9.1.1 Points of Contact – BCP Stand-alone	45
	9.1.2 Points of contact by geographic area – BCP Stand-alone	45
	9.1.3 Transactions per channel – BCP Stand-alone	46
	9.1.4 Points of Contact – BCP Bolivia	47
	9.2 Microfinance	47
	9.2.1 Points of Contact – Mibanco	47
10.	Economic Perspectives	48
	10.1. Peru Economic Forecasts	48
	10.2. Main Economic Variables	48
11.	Appendix	52
	11.1. Credicorp	52
	11.2. BCP Consolidated	54
	11.3. Mibanco	57
	11.4. BCP Bolivia	58
	11.5. Credicorp Capital	59
	11.6. Atlantic Security Bank	60
	11.7. Grupo Pacifico	62
	11.8. Prima AFP	64
	11.9. Table of calculations	65

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Credicorp (NYSE: BAP): Second Quarter Results 2019

Financial Overview

Credicorp Ltd.	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net interest income	2,062,818	2,188,918	2,256,757	3.1%	9.4%	4,105,719	4,445,675	8.3%
Provision for credit losses on loan portfolio, net of recoveries(1)	(313,171)	(383,211)	(448,294)	17.0%	43.1%	(684,195)	(831,505)	21.5%
Risk-adjusted net interest income	1,749,647	1,805,707	1,808,463	0.2%	3.4%	3,421,524	3,614,170	5.6%
Non-financial income (1)	1,051,839	1,170,507	1,191,449	1.8%	13.3%	2,158,696	2,361,956	9.4%
Insurance underw riting result (1)	112,857	109,354	118,682	8.5%	5.2%	229,013	228,036	-0.4%
Total expenses (1)	(1,527,928)	(1,538,331)	(1,582,853)	2.9%	3.6%	(2,972,774)	(3,121,184)	5.0%
Profit before income tax	1,386,415	1,547,237	1,535,741	-0.7%	10.8%	2,836,459	3,082,978	8.7%
Income taxes	(388,011)	(423,973)	(415,210)	-2.1%	7.0%	(773,403)	(839,183)	8.5%
Net profit	998,404	1,123,264	1,120,531	-0.2%	12.2%	2,063,056	2,243,795	8.8%
Non-controlling interest	20,566	22,397	21,958	-2.0%	6.8%	47,410	44,355	-6.4%
Net profit attributable to Credicorp	977,838	1,100,867	1,098,573	-0.2%	12.3%	2,015,646	2,199,440	9.1%
Net income / share (S/)	12.26	13.80	13.77	-0.2%	12.3%	25.27	27.58	9.1%
Loans	102,766,633	108,350,384	109,381,123	1.0%	6.4%	102,766,633	109,381,123	6.4%
Deposits and obligations	97,544,235	103,727,257	103,157,044	-0.5%	5.8%	97,544,235	103,157,044	5.8%
Net equity	21,889,218	23,692,091	25,221,894	6.5%	15.2%	21,889,218	25,221,894	15.2%
Profitability
Net interest margin (2)	5.28%	5.37%	5.48%	11 bps	20 bps	5.25%	5.40%	15 bps
Risk-adjusted Net interest margin (2)	4.48%	4.43%	4.39%	-4 bps	-9 bps	4.37%	4.39%	2 bps
Funding cost (2)	2.32%	2.41%	2.43%	2 bps	11 bps	2.29%	2.41%	12 bps
ROAE (2)	18.1%	18.5%	18.0%	-50 bps	-10 bps	18.5%	17.9%	-60 bps
ROAA (2)	2.3%	2.5%	2.4%	-10 bps	10 bps	2.4%	2.5%	10 bps
Loan portfolio quality
IOL ratio (1)(3)	3.03%	2.91%	3.00%	9 bps	-3 bps	3.03%	3.00%	-3 bps
IOL over 90 days ratio (1)	2.25%	2.09%	2.22%	13 bps	-3 bps	2.25%	2.22%	-3 bps
NPL ratio (4)	4.09%	4.09%	4.11%	2 bps	2 bps	4.09%	4.11%	2 bps
Cost of risk (2)(5)	1.22%	1.41%	1.64%	23 bps	42 bps	1.33%	1.52%	19 bps
Coverage ratio of IOLs	154.8%	154.2%	148.5%	-570 bps	-630 bps	154.8%	148.5%	-630 bps
Coverage ratio of IOL 90-days	208.7%	214.8%	201.3%	-1350 bps	-740 bps	208.7%	201.3%	-740 bps
Coverage ratio of NPLs	114.8%	109.7%	108.5%	-120 bps	-630 bps	114.8%	108.5%	-630 bps
Operating efficiency
Efficiency ratio (1)(6)	43.6%	42.1%	43.1%	100 bps	-50 bps	43.1%	42.6%	-50 bps
Operating expenses / Total average assets (1)(7)	3.67%	3.56%	3.68%	12 bps	1 bps	3.59%	3.61%	2 bps
Insurance ratios
Combined ratio of P&C (1)(8)(9)	101.2%	104.4%	97.5%	-690 bps	-370 bps	100.3%	100.9%	60 bps
Loss ratio (9)(10)	58.7%	65.6%	64.1%	-150 bps	540 bps	58.1%	64.9%	680 bps
Underw riting result / net earned premiums (9)	7.1%	5.2%	6.9%	170 bps	-20 bps	7.8%	6.1%	-170 bps
Capital adequacy (11)
BIS ratio (12)	15.07%	15.49%	14.95%	-54 bps	-12 bps	15.07%	14.95%	-12 bps
Tier 1 ratio (13)	11.09%	11.73%	11.33%	-40 bps	24 bps	11.09%	11.33%	24 bps
Common equity tier 1 ratio (14)	11.11%	11.39%	11.82%	43 bps	71 bps	11.11%	11.82%	71 bps
Employees (1)	33,447	34,266	34,861	1.7%	4.2%	33,447	34,861	4.2%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (15)	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%
Floating Shares	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

(3) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.

(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(5) Cost of risk: Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(6) Efficiency ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Net Premiums Earned).

(7) Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

(8) Combined ratio = (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(10) Net claims / Net earned premiums.

(11) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(12) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(13) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(14) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(15) These shares are held by Atlantic Security Holding Corporation (ASHC).

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Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Universal Banking
BCP Stand-alone	710,132	815,966	790,383	-3.1%	11.3%	1,451,176	1,606,349	10.7%
BCP Bolivia	21,544	12,640	26,806	112.1%	24.4%	40,024	39,446	-1.4%
Microfinance
Mibanco (1)	122,154	99,611	96,906	-2.7%	-20.7%	242,966	196,517	-19.1%
Encumbra	1,258	1,825	1,263	-30.8%	0.4%	1,861	3,088	N/A
Insurance and Pensions
Grupo Pacifico (2)	69,075	77,157	97,133	25.9%	40.6%	146,369	174,290	19.1%
Prima AFP	32,382	57,000	50,367	-11.6%	55.5%	67,639	107,367	58.7%
Investment Banking and Wealth Management
Credicorp Capital	11,128	15,419	10,823	-29.8%	-2.7%	32,203	26,242	-18.5%
Atlantic Security Bank	29,106	49,748	50,592	1.7%	73.8%	59,805	100,340	67.8%
Others (3)	(18,941)	(28,499)	(25,700)	N/A	35.7%	(26,397)	(54,199)	N/A
Net income attributed to Credicorp	977,838	1,100,867	1,098,573	-0.2%	12.3%	2,015,646	2,199,440	9.1%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) The figure is lower than the net income of Mibanco because Credicorp owns 99.921% of Mibanco (directly and indirectly).

(2) The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.59% through Grupo Credito.

(3) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			YTD
ROAE	2Q18	1Q19	2Q19	Jun 18	Jun 19
Universal Banking
BCP Stand-alone	22.1%	22.5%	21.5%	21.8%	21.5%
BCP Bolivia	13.9%	7.4%	15.8%	12.6%	11.4%
Microfinance
Mibanco (1)	29.1%	21.3%	20.0%	28.9%	20.4%
Encumbra	8.6%	12.4%	8.4%	6.6%	10.5%
Insurance and Pensions
Grupo Pacifico (2)	10.8%	11.8%	13.6%	11.1%	12.3%
Prima	23.0%	37.6%	33.3%	22.5%	34.0%
Investment Banking and Wealth Management
Credicorp Capital	6.1%	9.8%	7.7%	8.6%	8.3%
Atlantic Security Bank	16.1%	25.9%	25.7%	14.9%	25.1%
Credicorp	18.1%	18.5%	18.0%	18.5%	17.9%

(1) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 26.9% in 2Q18, 19.8% in 1Q19 and 18.6% in 2Q19. YTD was 26.7% for June 2018 and 19.1% for June 2019.

(2) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 13.8% in 2Q18, 14.4% in 1Q19 and 18.6% in 2Q19. YTD was 14.1% for June 2018 and 15.9% for June 2019.

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1.	Interest-earning assets (IEA)

At the end of June 2019, IEAs posted growth of +2.0% QoQ. Expansion was primarily attributable to an increase in available funds and loan growth. The YoY evolution, which eliminates seasonal effects on loans, registered a +7.7% improvement in IEA, which was mainly associated with loan expansion and, to a lesser extent, with growth in cash and due from banks and total investments. Loans, which are our most profitable asset, registered growth of +1.8% QoQ and +6.5 YoY in average daily balances. This expansion was mainly attributable to expansion in the Retail Banking portfolio at BCP Stand-alone and, to a lesser extent, to growth in Wholesale Banking.

Interest earning assets	As of			% change
S/ 000	Jun 18	Mar 19	Jun 19	QoQ	YoY
Cash and due from banks (1)	14,619,741	14,816,077	17,298,234	16.8%	18.3%
Interbank funds	172,607	288,093	190,415	-33.9%	10.3%
Total investments (2)	32,038,810	34,960,529	34,414,427	-1.6%	7.4%
Cash collateral, reverse repurchase agreements and securities borrowing	4,252,568	4,026,447	4,445,749	10.4%	4.5%
Financial assets designated at fair value through profit or loss	550,438	576,618	588,074	2.0%	6.8%
Total loans (3)	102,766,633	108,350,384	109,381,123	1.0%	6.4%
Total interest earning assets	154,400,797	163,018,148	166,318,022	2.0%	7.7%

(1) The amounts differ from those previously reported due to the reclassification to the item "Cash collateral, reverse repurchase agreements and securities borrowing", mainly for the cash collateral in dollars delivered to the BCRP, which was previously presented in the item "Cash and due from banks".

(2) The figures differ from those previously reported due to the opening of "Financial assets designated at fair value through profit or loss".

(3) Quarter-end balances.

Total Investments	As of			% change
S/ 000	Jun 18	Mar 19	Jun 19	QoQ	YoY
Fair value through profit or loss investments	4,590,059	4,136,148	4,024,490	-2.7%	-12.3%
Fair value through other comprehensive income investments (1)	23,291,981	27,184,560	26,800,577	-1.4%	15.1%
Amortized cost investments	4,156,770	3,639,821	3,589,360	-1.4%	-13.7%
Total investments	32,038,810	34,960,529	34,414,427	-1.6%	7.4%

(1) The figures differ from those previously reported due to the disclosure of "Financial assets designated at fair value through profir or loss" as a separate item within IEA.

1.1. Evolution of IEA

Total loans

Total loans, measured in quarter-end balances, grew +1.0% QoQ due to mixed results across products:

(i)	Growth in Retail Banking loans, which was led by Mortgage and Consumer products and fueled, albeit to a lesser extent, by SME Pyme, Credit Card and SME Business products.

(ii)	The aforementioned was partially offset by the contraction of the Wholesale Banking portfolio, in particular in Corporate Banking, which was in line with expectations given that both portfolios posted atypical growth at the end of 2018.

YoY, loans expanded +6.4% YoY, which was attributable to growth across all business segments and subsidiaries as follows (in order of magnitude):

(i)	Growth in Retail Banking, in particular in the Mortgage, Credit Card and Consumer Segments.

(ii)	Expansion in the Wholesale Loan portfolio, led by Middle Market Banking.

(iii)	Growth in loans at other subsidiaries such as Mibanco and BCP Bolivia.

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Investments

Total investments fell -1.6% QoQ, mainly due to (i) the expiration of certificates of deposits and (ii) the sale of Sovereign Bonds at BCP Stand-alone in the fair value through other comprehensive income investment portfolio (formerly securities available for sale).

The YoY evolution of total investments increased +7.4%; this reflected a slight reconfiguration in the portfolio, where fair value through other comprehensive income investments (formerly securities available for sale) posted an increase in their share of total investments.

Other IEA

Available funds grew 16.8% QoQ due to an increase in FC funds held at BCRP and, albeit to a lesser extent, an increase in FC balances held in banks in the foreign financial system.

The YoY increase in available funds of +18.3% reflects growth in FC funds held in BCRP, which was partially offset by a drop in FC deposits held in foreign banks.

1.2. Credicorp Loans

1.2.1. Loan evolution by business segment

The table below shows loan composition by subsidiary and business segment, measured in average daily balances. These balances provide the most accurate venue for visualizing the income-generating capacity of our loans, which constitute Credicorp’s main source of income. Additionally, these balances may reflect trends or variations in a way that differ from that of quarter-end balances, which reflect the effect of pre-payments or loans made at the end of the quarter which affect average daily balances less than quarter-end balances.

Average daily loan balances registered growth of +1.8% QoQ, which was primarily attributable to growth in the Mortgage and Consumer segments in Retail Banking. In YoY terms, growth in average daily loans balances was situated at +6.5%, which represents good growth that nonetheless falls below that posted in previous quarters. YoY expansion was driven primarily by growth in loans in Retail Banking and to a lesser extent in Wholesale Banking, where expansion in the Middle Market Banking segment offset a drop in Corporate Banking.

Loan evolution measured in average daily balances by segment (1)(2)

	TOTAL LOANS
	Expressed in million S/			% change		% Part. in total loans
	2Q18	1Q19	2Q19	QoQ	YoY	2Q18	1Q19	2Q19
BCP Stand-alone	84,099	88,020	89,632	1.8%	6.6%	81.8%	81.9%	81.9%
Wholesale Banking	44,898	45,299	45,883	1.3%	2.2%	43.7%	42.2%	41.9%
Corporate	28,505	27,670	28,065	1.4%	-1.5%	27.7%	25.7%	25.6%
Middle - Market	16,393	17,629	17,818	1.1%	8.7%	15.9%	16.4%	16.3%
Retail Banking	39,202	42,720	43,749	2.4%	11.6%	38.1%	39.8%	40.0%
SME - Business	5,286	5,258	5,340	1.6%	1.0%	5.1%	4.9%	4.9%
SME - Pyme	8,645	9,413	9,558	1.5%	10.6%	8.4%	8.8%	8.7%
Mortgage	13,721	15,100	15,539	2.9%	13.3%	13.3%	14.1%	14.2%
Consumer	7,123	7,645	7,878	3.0%	10.6%	6.9%	7.1%	7.2%
Credit Card	4,428	5,305	5,433	2.4%	22.7%	4.3%	4.9%	5.0%
Mibanco	9,553	9,910	10,031	1.2%	5.0%	9.3%	9.2%	9.2%
Bolivia	6,554	7,096	7,244	2.1%	10.5%	6.4%	6.6%	6.6%
ASB	2,576	2,442	2,530	3.6%	-1.8%	2.5%	2.3%	2.3%
BAP's total loans	102,782	107,468	109,436	1.8%	6.5%	100.0%	100.0%	100.0%

Highest growth in volumes
Largest contraction in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) 1Q19 figures differ from those previously reported due to an adjustment in average daily balances for Corporate Banking and ASB.

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Loan Growth QoQ in Average Daily Balances

Expressed in millions of S/

1.8% QoQ

In the analysis by segment, QoQ growth in loans measured in average daily balances reflects:

(i)	Growth in the portfolio of all segments at BCP Stand-alone and in other subsidiaries.

(ii)	The Retail Banking segment was the largest contributor to portfolio growth, via its Mortgage and Consumer segments, followed by expansion in the Wholesale Banking segments.

Loan Growth YoY in Average Daily Balances

Expressed in millions of S/

+6.5% YoY

The analysis of YoY growth by segment, measured in average daily balances, reveals the following:

(i)	Loan growth in Mortgage, Credit Card, SME and Consumer segments in Retail Banking.

(ii)	Loan expansion in Wholesale Banking (+2.2% YoY) due to growth in the Middle Market portfolio (+S/1,425 million), which was partially offset by the drop in Corporate Banking (-S/440 million).

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(iii)	Loan growth at BCP Bolivia, which was situated at +10.5% YoY. This evolution was attributable to loan growth in Corporate Banking in the Mortgage (regulated portfolio) and Consumer segments.

(iv)	Loan expansion at Mibanco (+5.0% YoY), which was aligned with the bank’s strategy to expand the loan portfolio by focusing on financial inclusion (new clients in the System) and on accompanying our clients’ growth.

It is important to note that YoY growth in average daily loans, excluding the dollar appreciation of +70 bps YoY, was situated at +5.8% YoY.

1.2.2. Evolution of the level of dollarization by segment

Loan evolution by currency - average daily balances (1)(2)

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/					Expressed in million US$					2Q19
	2Q18	1Q19	2Q19	QoQ	YoY	2Q18	1Q19	2Q19	QoQ	YoY	LC	FC
BCP Stand-alone	51,227	54,956	56,165	2.2%	9.6%	10,069	9,963	10,075	1.1%	0.1%	62.7%	37.3%
Wholesale Banking	19,869	19,753	19,876	0.6%	0.0%	7,666	7,698	7,829	1.7%	2.1%	43.3%	56.7%
Corporate	11,989	11,551	11,581	0.3%	-3.4%	5,059	4,857	4,962	2.2%	-1.9%	41.3%	58.7%
Middle-Market	7,880	8,202	8,295	1.1%	5.3%	2,607	2,841	2,867	0.9%	10.0%	46.6%	53.4%
Retail Banking	31,358	35,203	36,289	3.1%	15.7%	2,402	2,265	2,246	-0.9%	-6.5%	82.9%	17.1%
SME - Business	2,383	2,490	2,542	2.1%	6.7%	889	834	843	1.0%	-5.2%	47.6%	52.4%
SME - Pyme	8,375	9,161	9,324	1.8%	11.3%	83	76	70	-7.3%	-14.8%	97.6%	2.4%
Mortgage	10,836	12,477	13,008	4.3%	20.0%	884	790	762	-3.6%	-13.8%	83.7%	16.3%
Consumer	5,963	6,478	6,732	3.9%	12.9%	355	352	345	-1.9%	-2.9%	85.5%	14.5%
Credit Card	3,801	4,598	4,684	1.9%	23.2%	192	213	226	6.0%	17.6%	86.2%	13.8%
Mibanco	9,016	9,364	9,489	1.3%	5.2%	164	164	163	-0.8%	-0.7%	94.6%	5.4%
Bolivia	-	-	-	-	-	2,008	2,139	2,181	2.0%	8.6%	-	100.0%
ASB	-	-	-	-	-	789	736	762	3.5%	-3.5%	-	100.0%
Total loans	60,243	64,320	65,654	2.1%	9.0%	13,030	13,002	13,181	1.4%	1.2%	60.0%	40.0%

Highest growth in volumes
Largest contraction in volumes

(1) Includes Work out unit, and other banking.

(2) 1Q19 figures differ from those previously reported due to an adjustment in average daily balances for Corporate Banking and ASB.

The analysis of loan evolution by currency indicates that QoQ and YoY growth in the Retail segment and at Mibanco were associated with growth in the LC portfolio. In contrast, expansion in Wholesale Banking and at other subsidiaries was attributable mainly to the FC portfolio.

YoY evolution of the level of dollarization by segment (1)(2)(3)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016 and for the rest of segments was 2009.

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At BCP Stand-alone, the loan dollarization level fell YoY to situate at 37.3%. As expected, the Mortgage segment continues to register a downward trend for portfolio dollarization, falling from 21% in June 2018 to 16% in June 2019. The aforementioned was due to a high proportion of disbursements for mortgage loans in LC.

It is important to note that, as indicated in the following figure, the percentage of loans that is highly exposed to FX risk on credit risk remains very low.

FX risk on credit risk – BCP Stand-alone

1.2.3. BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Program to reduce the dollarization level of the loan book in the Peruvian Banking System. As part of this Program, BCRP set some targets to reduce the loan balances in US Dollars progressively at the end of June 2015, December 2015, December 2016, December 2017, December 2018 and December 2019. The balances that are subject to reduction targets are the total FC portfolio, with some exceptions, and the balance of the joint mortgage and car loan portfolio. The balance required at the end of December 2019 is as follows:

(i)	For the total portfolio in FC, the goal set for 2018 will continue to apply. In this context, the balance at the end of December 2019 must represent no more than 80% of the total loan balance in FC reported at the end of September 2013 (excluding loans that meet certain requirements).

At the end of June 2019, BCP Stand-alone already registered a compliance level of 105% with regard to the goal set by BCRP for December 2019.

(ii)	For the combined FC Mortgage and Car portfolio, the target was adjusted in December 2018 to stipulate that the balance at the end of December of 2019 must represent no more than 40% of the balance of the combined Mortgage and Car portfolio reported at the end of February 2013. Every year, the target will be adjusted by 10% to reach a minimum of 5% of Net Equity.

At the end of June 2019, BCP Stand-alone had achieved a compliance level of 84% with regard to BCRP’s dedollarization 2019 goal for the combined FC Mortgage and Car portfolio.

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1.2.4. Market share in loans

Market share in Peru

(1) Market shares are different that previously reported because now includes non-performing loans in the sample.

(2) June 2018 figures for the Business segment are as of May 2018.

Peruvian Financial System

In May 2019 BCP Stand-alone continued to lead the Peruvian financial system(1) with a share (MS) of 28.7%, which was significantly higher than the MS of 17.6% posted by its closest competitor. This level is similar to that obtained in 1Q19 and 2Q18. Mibanco’s MS has held steady at 3.2% of loans in comparison with the level posted in 1Q19, but with a slight reduction AaA, compared to the MS of 3.3% registered in 2Q18 relative to the Peruvian financial system.

Within Wholesale Banking, the Corporate Banking segment reported a -30 bps decline in its MS compared to the level posted in 1Q19, while Middle Market Banking registered an increase of 10 bps. The YoY evolution shows that Corporate Banking registered a decrease of -50 bps in its MS while Middle Market Banking evolved positively, increasing its share by +70 bps. It is important note that both of these segments continue to lead in their respective markets.

Within Retail Banking, BCP Stand-alone continued to lead the market in the mortgage segment. In the SME-Business segment, it tied with a competitor but posted noteworthy increases over time (27.0% in May 2018 vs 30.3% in March 2019 and 31.3% in May 2019). In the Consumer and Credit Card segments, BCP Stand-alone ranks second in the market.

In the SME-Pyme segment, Mibanco continued to lead the market with an MS of 22.3%. BCP Stand-alone ranks second in this segment, with an MS of 11.4%.

Bolivian Financial System

Finally, BCP Bolivia’s MS fell slightly YoY, but remained stable QoQ. This subsidiary continues to rank fifth in the Bolivian financial system.

(1) Includes Multipurpose Banks, Finance Companies, Municipal and Rural Banks, EDPYMEs and Leasing and Mortgages Companies.

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2.	Funding Sources

At the end of 2Q19, total funding increased QoQ and YoY. QoQ growth was primarily attributable to an increase in the level of Due to banks and correspondents and BCRP Instruments, which offset the slight reduction in deposits and obligations due to a decrease in the volume of demand deposits. In the YoY analysis, deposits and obligations, which represent Credicorp’s main source of funding, continued to increase. Growth was driven primarily by savings deposits at BCP Stand-alone, which represent one of the lowest-cost sources of funding, and secondly by time deposits, also at the main banking subsidiary.

Funding	As of			% change
S/ 000	Jun 18	Mar 19	Jun 19	QoQ	YoY
Demand deposits	29,283,024	31,695,558	29,863,335	-5.8%	2.0%
Saving deposits	29,709,658	32,968,147	32,604,309	-1.1%	9.7%
Time deposits	30,762,161	31,399,811	32,472,216	3.4%	5.6%
Severance indemnity deposits	7,275,824	7,074,344	7,609,448	7.6%	4.6%
Interest payable	513,568	589,397	607,736	3.1%	18.3%
Deposits and obligations	97,544,235	103,727,257	103,157,044	-0.5%	5.8%
Due to banks and correspondents	8,057,222	7,219,120	9,222,278	27.7%	14.5%
BCRP instruments	4,652,218	4,984,192	6,304,186	26.5%	35.5%
Repurchase agreements	2,637,361	2,324,385	2,455,665	5.6%	-6.9%
Bonds and notes issued	15,283,893	15,472,882	15,058,760	-2.7%	-1.5%
Total funding	128,174,929	133,727,836	136,197,933	1.8%	6.3%

2.1. Funding Structure

Evolution of the funding structure and cost – BAP

(S/ billions)

The evolution of the funding structure and cost at Credicorp is calculated with the quarter-end balances. The funding structure mainly reflects:

(i)	The on-going importance of deposits as the main source of funding given that its cost falls below that of other funding sources. Although the share of deposits in total funding fell slightly this quarter, it is still significantly higher than that of other funding sources with a share of 75.7%.

(ii)	The deposit mix continued to register significant shares for savings and demand deposits, which represented 60.6% of total deposits at the end of Jun 19 (at the end of June 18, these deposits represented 60.5%). Both types of deposits are considered lower-cost alternatives within the deposit mix.

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(iii)	Within other funding sources, the QoQ and YoY analysis posted an increase in the volume of BCRP Instruments, which had been registering on-going reductions in volume since 2015. In 2015, these instruments represented 9.6% of total funding but by Jun 19, the figure had fallen to 4.6%. (vs 3.6% in Jun 18 and 3.7% de Mar 19).

It is important to note that Credicorp has maintained a relatively stable cost of funding since 2015.

2.2. Deposits

Deposits and obligations	As of			% change
S/ 000	Jun 18	Mar 19	Jun 19	QoQ	YoY
Demand deposits	29,283,024	31,695,558	29,863,335	-5.8%	2.0%
Saving deposits	29,709,658	32,968,147	32,604,309	-1.1%	9.7%
Time deposits	30,762,161	31,399,811	32,472,216	3.4%	5.6%
Severance indemnity deposits	7,275,824	7,074,344	7,609,448	7.6%	4.6%
Interest payable	513,568	589,397	607,736	3.1%	18.3%
Deposits and obligations	97,544,235	103,727,257	103,157,044	-0.5%	5.8%

Deposits and obligations registered a slight decline of -0.5% QoQ. The QoQ evolution of the deposit mix shows:

(i)	The contraction of demand deposits, mainly at BCP Stand-alone due to a drop in the balances of current accounts for Wholesale Banking clients. It is important to note that this decline was seen primarily in non-interest bearing demand deposits

(ii)	A slight decline in savings deposits at BCP Stand-alone, which was primarily due to a drop in balances in savings accounts held by natural persons and companies in the financial system and to a lesser degree, at BCP Bolivia.

The aforementioned was attenuated by the QoQ increase in:

(i)	Time deposits, the increase was generated primarily by deposits in BCP Stand-alone through an increase in Middle Market account balances and, to a lesser extent, in ASB deposits. It is important to note that growth in time deposits was mainly in FC, which offset a slight drop in time deposits in LC.

(ii)	Severance Indemnity deposits, after employers deposited, in May 2019, the first of two severance payments that must be made by law every year.

In YoY terms, the total of deposits and obligations increased +5.8%, mainly due to:

(i)	Growth in savings deposits; this was generated by campaigns to capture deposits, mainly through digital channels, which have good acceptance and use levels among BCP Stand-alone’s clients. One of the digital venues that tops client preferences is Yape, which permits transfers among its one million users (milestone hit in 2Q19) and interbank transfers. Additionally, clients continue to open more savings accounts through Kiosks.

(ii)	The increase in time deposits due to an increase in deposits by Corporate Banking clients, mainly in LC. Time deposits at Mibanco also grew, although to a lesser extent. This growth was associated with an increase in retail deposits following a campaign to capture funding.

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2.2.1. Deposits: dollarization level

Dollarization Level of Deposits (1) – BAP

(1) Q-end balances.

Credicorp - Deposit Dollarization measured in quarter-end balances

The dollarization level of Credicorp’s deposits increased QoQ due to growth in FC volumes and a drop in LC volumes.

Growth in the FC volume was associated primarily with time deposits. The drop in LC deposits was associated with a decrease in the level of demand deposits and, to a lesser extent, with a drop in time deposits.

The YoY evolution registered an opposite trend to that seen QoQ given that dollarization fell across deposits in the year-to-year comparison. This was attributable to the fact that all deposit types in LC increased, led by savings deposits and time deposits. On the other hand, the volume of deposits in FC contracted in all types of deposits, except for savings deposits. The aforementioned scenario reflects Credicorp’s focus on maintaining an adequate asset and liability match by currency that is aligned with Credicorp’s appetite for risk.

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2.2.2. Market share in Deposits

Market share in Peru

Source: BCP

Peruvian Financial System

At the end of May 2019, the banking subsidiaries of Credicorp in Peru, BCP and Mibanco, registered an MS of 29.3% and 2.8% (compared to 29.5% and 2.9% in March 2019, respectively). Credicorp maintained leadership in total deposits while its closest competitor trailed with an MS of 19.0%.

In the YoY analysis, the MS of BCP Stand-alone at the end of June 2019 decreased slightly in comparison to the figure reported at the end of June 2018. This was primarily due to a decrease in the MS for demand deposits and severance indemnity deposits. The MS at Mibanco decreased YoY (2.8% May 19 vs 3.0% Jun 18) due to a contraction in the MS of time deposits, which fell from 6.4% in June 18 to 6.1% in May 19.

Bolivian Financial System

BCP Bolivia continued to rank fifth in the Bolivian financial system with an MS of 9.6% at the end of May 2019 versus 9.9% at the end of March 2019. In the YoY analysis, the MS fell in comparison to June 2018 (10.0%).

2.3. Other funding sources

Other funding sources	As of			% change
S/ 000	Jun 18	Mar 19	Jun 19	QoQ	YoY
Due to banks and correspondents	8,057,222	7,219,120	9,222,278	27.7%	14.5%
BCRP instruments	4,652,218	4,984,192	6,304,186	26.5%	35.5%
Repurchase agreements	2,637,361	2,324,385	2,455,665	5.6%	-6.9%
Bonds and notes issued	15,283,893	15,472,882	15,058,760	-2.7%	-1.5%
Total other funding sources	30,630,694	30,000,579	33,040,889	10.1%	7.9%

The Total of other funding sources increased +10.1% QoQ, which was mainly attributable to an increase in the level of Due to banks and correspondents and BCRP Instruments.

The level of Due to banks and correspondents rose due to an increase in debt held with foreign financial institutions, which was mainly attributable to BCP Stand-alone and in FC.

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BCRP Instruments grew QoQ due to an increase in the level of regular repos with BCRP, which offset the drop in substitution and expansion repos following expirations.

Repurchase agreements increased QoQ due to new agreements for certificate of deposits (CDs) and regular repos.

Bonds and subordinated debt reported a slight contraction QoQ due to a decrease in the volume of corporate bonds at BCP Stand-alone. The reduction is also associated with a decrease in the bond value in FC (re-expressed in soles) after the negative effect of the exchange rate.

In the YoY evolution other funding sources grew +7.9%, following the same trend found in the QoQ analysis.

2.4. Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

The L/D ratio at Credicorp increased QoQ to situate at 106.0% given that loan growth outpaced the drop in deposits.

In the analysis by subsidiary, the same trend is visible for BCP Stand-alone and Mibanco. The QoQ increase in the L/D at BCP Stand-alone was due to a drop in the volume of demand deposits and QoQ growth in loans (+1.0%), mainly in Retail Banking. In the case of Mibanco, QoQ growth in L/D was attributable to a reduction in the level of deposits- mainly time deposits- and to the QoQ increase in the loan portfolio (+0.6%).

In the YoY analysis, there was a slight increase in the L/D ratio at Credicorp and Mibanco, which was associated with the fact that on-going growth in loans outpaced the increase posted for deposits (7.7% vs. 5.8% respectively in Credicorp).

BCP Stand-alone registered a drop in its L/D ratio after growth in deposits, particularly in savings and time deposits, outpaced loan growth.

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Loan / Deposit Ratio by Currency
Local Currency	Foreign Currency

In the QoQ analysis by currency, the L/D ratio in LC at Credicorp rose, which was attributable to a drop in deposits in LC, mainly at BCP Stand-alone and to a lesser extent, at Mibanco. The aforementioned was accentuated by growth in LC loans. The L/D in FC registered a slight decline QoQ, reflected by an increase in FC deposits and a contraction in FC loans at both BCP Stand-alone and Mibanco.

In the YoY analysis, a drop in the L/D ratio in FC at Credicorp is evident. This decline was mainly attributable an increase in the deposit level in FC. The L/D ratio in FC posted a slight increase that reflected a drop in the volume of deposits on one hand and loan growth on the other.

2.5. Funding Cost

Funding Cost – Credicorp (1)

(1) The funding cost by currency is calculated with the average of period-beginning and period-end balances.

The funding cost at Credicorp increased QoQ and YoY. The QoQ evolution shows:

(i)	Growth in the cost of funding in FC (+12 bps) due to growth in volumes and rates for time deposits and to higher expenses on bonds, particularly at BCP Stand-alone.

(ii)	Slight growth in the total funding cost (+4 bps) was due primarily to higher expenses for deposits, which was generated mainly by the volume effect and deposit mix and to higher spending for debt service due to the volume effect. The reduction in the volume of demand deposits, which represent one of the main sources of lower-cost funding, also had a negative impact on the funding cost.

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(iii)	The reduction in the cost of funding in LC (-5 bps), which was primarily due to a decrease in interest expenses on bonds and notes issued due to a drop in the volume of corporate bonds. This attenuated the effect of higher expenses for Severance Indemnity deposits (volume effect due to payments in May).

In the YoY analysis, there was an increase in the funding cost due to:

(i)	An increase in the volume of other sources of higher-cost funding such as BCRP Instruments and Due to banks and correspondents, which offset the drop in Bonds and notes issued and in Repurchase agreements.

(ii)	The recomposition of the funding mix, which reflected an increase in the share of Due to banks and correspondents in total funding (from 6.3% Jun 18 to 6.8% Jun 19), which led to a reduction in the share of deposits (from 76.1% Jun 18 to 75.7% Jun 19).

(iii)	The increase in the volume of time deposits of 5.6% YoY.

The funding cost per subsidiary is depicted in the following figure:

Funding Cost by subsidiary– Credicorp

(i)	The trend reported for the funding cost at BCP Stand-alone mirrored that of Credicorp, posting higher volumes of time deposits and Severance Indemnity deposits as well an increase in debt with foreign institutions and in BCRP Instruments.

(ii)	Mibanco’s funding cost reported growth QoQ and YoY in line with its strategy to capture more funding from natural persons by offering competitive rates.

(iii)	The cost of funding at BCP Bolivia increased QoQ and YoY, which was primarily associated with higher expenses for interest on time deposits.

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3.	Portfolio quality and Provisions for loan losses

The CofR at Credicorp increased 23 bps QoQ and 42 bps YoY. This was due primarily to an increase in provision requirements for Retail Banking and, to a lesser extent, for Mibanco. Delinquency ratios deteriorated slightly QoQ but YoY, they remained stable. In accumulated terms, the CofR at Credicorp rose alongside growth in provisions requirements in Retail Banking and, to a lesser extent, at Mibanco.

Quarterly evolution of	Year-to-date evolution of
the Cost of Risk (bps)	the Cost of Risk (bps)

(1) Includes BCP Bolivia, ASB and eliminations for consolidation purposes

3.1. Provisions for loan losses

Provision for credit losses on loan portfolio, net of recoveries	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Gross provision for credit losses on loan portfolio	(385,130)	(453,285)	(510,045)	12.5%	32.4%	(824,003)	(963,330)	16.9%
Recoveries of written-off loans	71,959	70,074	61,751	-11.9%	-14.2%	139,808	131,825	-5.7%
Provision for credit losses on loan portfolio, net of recoveries	(313,171)	(383,211)	(448,294)	17.0%	43.1%	(684,195)	(831,505)	21.5%

Provisions for credit losses on loan portfolio net recoveries posted growth of 12.5%, 32.4% and 16.9% QoQ, YoY and YTD respectively. The aforementioned was mainly due to the evolution of provisions in the following segments:

(i)	Retail Banking: There was an increase in provisions as a result of consumer banking growth that has been accompanied by formal job market improvement or economic acceleration. We have already taken origination and collections adjustment to prevent further deterioration on the portfolio.

(ii)	Mibanco: The Microlending business at Mibanco also presented a deterioration as a result of the economic deceleration. We are already taking origination and collections measures to adjust risk performance.

Cost of risk

	Quarter			% change		YTD		% change
Cost of risk and Provisions	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Cost of risk (1)	1.22%	1.41%	1.64%	23 bps	42 bps	1.33%	1.52%	19 bps
Provision for credit losses on loan portfolio, net of recoveries / Net interest income	15.2%	17.5%	19.9%	240 bps	470 bps	16.7%	18.7%	130 bps

(1) Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

In this scenario, the CofR at Credicorp fell QoQ, YoY and in accumulated terms given that the increase in provisions was not offset by the increase in loans.

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3.2. Portfolio Quality: Delinquency ratios

Portfolio quality and Delinquency ratios	Quarter			% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY
Total loans (Quarter-end balance)	102,766,633	108,350,384	109,381,123	1.0%	6.4%
Allowance for loan losses	4,819,704	4,862,801	4,878,150	0.3%	1.2%
Write-offs	345,253	433,231	407,348	-6.0%	18.0%
Internal overdue loans (IOLs) (1)	3,113,014	3,153,187	3,285,279	4.2%	5.5%
Internal overdue loans over 90-days (1)	2,309,322	2,263,777	2,423,771	7.1%	5.0%
Refinanced loans	1,086,135	1,278,459	1,212,669	-5.1%	11.6%
Non-performing loans (NPLs) (2)	4,199,149	4,431,646	4,497,948	1.5%	7.1%
IOL ratio	3.03%	2.91%	3.00%	9 bps	-3 bps
IOL over 90-days ratio (3)	2.25%	2.09%	2.22%	13 bps	-3 bps
NPL ratio	4.09%	4.09%	4.11%	2 bps	2 bps
Coverage ratio of IOLs	154.8%	154.2%	148.5%	-573 bps	-630 bps
Coverage ratio of IOL 90-days	208.7%	214.8%	201.3%	-1355 bps	-740 bps
Coverage ratio of NPLs	114.8%	109.7%	108.5%	-120 bps	-630 bps

(1) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(2) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances)

(3) Figures differ from previously reported, please consider the data presented in this report.

In terms of portfolio delinquency, it is important to note that:

(i)	The total IOL Portfolio reported moderate growth QoQ and YoY, in line with the favorable evolution of the portfolio’s risk profile over the past few years. Within this portfolio, IOL over 90 days increased 7.1% QoQ and 5.0% YoY.

(ii)	The NPL Portfolio posted more significant growth solely in the YoY evolution, which was due primarily to refinancing for loans of a small number of clients from different sectors of Wholesale Banking in 3Q18 and 4Q18.

The coverage ratios deteriorated slightly due to the increase posted in the IOL portfolio and given that the total balance of refinanced loans was greater than the growth posted in the balance of net provisions for loan losses.

Prior to analyzing the evolution of delinquency ratios, it is important to consider that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continue to be distorted by the presence of loans with real estate collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days past due cannot be written-off (despite the fact that provisions have been set aside) given that a judicial process must be initiated to liquidate the collateral, which takes five years on average.

(ii)	In the second half (2H) of every year, loans are more dynamic, particularly in the SME-Pyme and Mibanco segments given that the main campaigns (Christmas and year-end campaigns) are held in the second semester (2H) and these short-term loans are paid off in 1H of the following year.

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Delinquency Ratios

(1) Adjusted NPL ratio = (Non-performing loans+ Write-offs) / (Total loans + Write-offs).

(2) Cost of risk = Annualized provisions for loan losses net of recoveries / Total loans.

3.2.1. Delinquency indicators by business line

Wholesale Banking – Delinquency ratios

(i)	The QoQ and YoY analysis shows an increase in the IOL and NPL ratio of Wholesale Banking. Internal overdue loans increased after some current loans migrated to the IOL portfolio. The latter also explained the increase in the NPL portfolio. It is important to mention that the new IOL loans were already fully covered by provisions or sufficient collateral.

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SME-Business – Delinquency ratios

(ii)	Given that the loan origination in the SME-Business segment is affected by seasonality, it is important to focus on the YoY analysis. In this context, traditional delinquency indicators for the IOL portfolio and the NPL portfolio grew +135 pbs and +95 bps respectively. This growth was mainly attributable to expansion in the IOL portfolio, which was associated with a deterioration in the situation of a small number clients whose debt was already fully provisioned or backed by sufficient collateral. It is important to note that this segment’s credit risk quality indicators are within the appetite for risk that has been set where the objective is to maximize the portfolio’s profitability by striking an adequate balance between risk quality and growth.

SME - Pyme – Delinquency ratios

(iii)	In the SME-Pyme loan book, it is important to analyze the early delinquency ratio, which excludes loans that are overdue less than 60 days (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans that have been provisioned but which cannot be written off due to the existence of real estate collateral- commercial properties - that take five years on average to liquidate).

In 2Q19, loan growth YoY outpaced the expansion reported in the IOL portfolio, leading to a drop in the traditional delinquency indicators for the SME-Pyme segment.

It is important to note that since 2017, this segment has situated comfortably within the risk appetite levels set for the segment, where the objective is to maximize the portfolio’s profitability while striking an adequate balance between risk quality and portfolio growth that is in accordance with the organization’s risk framework.

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Mortgage – Delinquency ratios

(iv)	In terms of Mortgage loans, it is important to note that these ratios are also affected by the existence of real estate collateral and foreclosure takes around 5 years. During this period, these loans cannot be written-off, even when they are fully provisioned.

Traditional delinquency ratios remained relatively stable QoQ and fell YoY given that the pace of growth of total loans increased after mortgage loan origination accelerated.

The early delinquency ratio, which excludes the effect of loans that are over 150 days overdue, was relatively stable QoQ and YoY. It is important to note that this indicator is situated within both the averages observed for the last two years and the organization’s appetite for risk.

Consumer – Delinquency ratios

(v)	In the Consumer portfolio, the portfolio’s risk profile continues to improve in comparison to the level posted by vintages from 2015 or before, which led to the delinquency problem. This improvement has been achieved due to the different initiatives for risk management and collections that are in place. The portfolio’s new composition reflects the calibrated profile generated by the change in the risk policy for admissions.

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Early delinquency increased 10 bps QoQ and fell -19 bps YoY. If we look at the historic level of this indicator, we see on-going improvement since 2013. As such, it is evident that although this portfolio has registered an increase in its pace of expansion in 2018, there is still room to accelerate growth further to fulfill the organization’s objective of maximizing the portfolio’s profitability within the group’s appetite for risk.

Traditional delinquency indicators posted a drop both QoQ and YoY. This was mainly attributable to a decrease in IOL loans, which was due primarily to on-going improvements in the risk quality of new vintages and to a lesser extent, to an increase in the speed of growth of total loans after adjustments were made in origination guidelines and campaigns were rolled out to offer more advantages to clients. All of these efforts focus on accelerating growth in this segment. It is important to note that the portfolio is within the organization’s appetite for risk.

Credit Card – Delinquency ratios

(vi)	The Credit Card portfolio registered a QoQ increase in early delinquency and in traditional delinquency indicators. This was attributable to the deterioration related with the increase in the indebtedness by client in the Peruvian system.

In the YoY analysis, early delinquency and traditional indicators have improved in a context in which loan growth outpaced the pace of expansion of IOL and NPL loans.

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Mibanco – Delinquency ratios

(vii)	The IOL and NPL ratios remained relatively stable QoQ. In the YoY analysis, the IOL and NPL ratios fell -6 bps and -23 bps after the adjustments needed to fine-tune the balance of loan origination and collections were made following the deterioration detected in portfolio quality in 1H18.

The cost of risk deteriorated QoQ, since the increase in net provisions was not compensated by the lower growth of loans. In the YoY analysis, there is an improvement, mainly due to the strong increase in loans during the 2H18.

BCP Bolivia – Delinquency ratios

(viii)	BCP Bolivia reported an improvement QoQ in traditional delinquency ratios after having registered deterioration in its mortgage and consumer portfolios in the last quarter. In the YoY analysis the ratios were stable given that the pace of loan growth was similar to the pace of expansion registered by the IOL and NPL portfolio.

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4.	Net Interest Income (NII)

In 2Q19, NII, our main source of income, posted an increase of +3.1% QoQ and +9.4% YoY, which represents an improvement with regard to the evolution reported in 1Q19 (-2.5% QoQ and +7.1% YoY). This was mainly attributable to growth in average daily loan balances, which offset higher expenses for interest on deposits. At the accumulated level, a similar trend was evident, registering an +8.3% increase in NII. The aforementioned translated into growth in NIM of +11bps QoQ, +20bps YoY and +15bps at the accumulated level. Nevertheless, due to an increase in the cost of risk, the risk-adjusted NIM contracted by -4pbs QoQ and -9pbs YoY and remained stable in the YTD analysis.

Net interest income	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Interest income	2,812,623	3,001,674	3,083,623	2.7%	9.6%	5,601,764	6,085,297	8.6%
Interest on loans	2,462,973	2,562,286	2,632,649	2.7%	6.9%	4,877,325	5,194,935	6.5%
Dividends on investments	7,483	9,667	8,914	-7.8%	19.1%	15,293	18,581	21.5%
Interest on deposits with banks	30,875	86,699	85,477	-1.4%	176.8%	59,224	172,176	190.7%
Interest on securities	296,995	332,788	341,930	2.7%	15.1%	621,063	674,718	8.6%
Other interest income	14,297	10,234	14,653	43.2%	2.5%	28,859	24,887	-13.8%
Interest expense	749,805	812,756	826,866	1.7%	10.3%	1,496,045	1,639,622	9.6%
Interest on deposits	295,582	353,834	364,997	3.2%	23.5%	583,891	718,831	23.1%
Interest on borrowed funds	149,799	145,303	152,832	5.2%	2.0%	317,231	298,135	-6.0%
Interest on bonds and subordinated notes	230,561	226,498	227,869	0.6%	-1.2%	446,644	454,367	1.7%
Other interest expense (1)	73,863	87,121	81,168	-6.8%	9.9%	148,279	168,289	13.5%
Net interest income (1)	2,062,818	2,188,918	2,256,757	3.1%	9.4%	4,105,719	4,445,675	8.3%
Risk-adjusted Net interest income (1)	1,749,647	1,805,707	1,808,463	0.2%	3.4%	3,421,524	3,614,170	5.6%
Average interest earning assets	156,338,409	162,988,746	164,668,086	1.0%	5.3%	156,471,600	164,638,684	5.2%
Net interest margin (1)(2)	5.28%	5.37%	5.48%	11bps	20bps	5.25%	5.40%	15bps
NIM on loans (1)(2)	7.77%	7.36%	7.36%	0bps	-41bps	8.01%	7.72%	-29bps
Risk-adjusted Net interest margin (1)(2)	4.48%	4.43%	4.39%	-4bps	-9bps	4.37%	4.39%	2bps
Net provisions for loan losses / Net interest income (1)(2)	15.18%	17.51%	19.86%	235bps	468bps	16.66%	18.70%	204bps

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Annualized.

4.1. Interest Income

Interest Income - LC	Interest Income – FC
(S/ millions)	(S/ millions)

In the el QoQ analysis, the increase of +2.7% in Interest Income is mainly attributable to growth in interest income on loans, which was in turn associated with:

(i)	A slight acceleration in the growth of average daily balances (+1.8% QoQ), led by Retail Banking.

(ii)	In terms of the mix by segment, Wholesale Banking continues to represent the highest share on loans with 41.9% of the total, followed in close succession by Retail Banking, which has increased its share on total loans from 39.8% in 1Q19 to 40.0% in 2Q19. In comparison to the evolution of growth in previous quarters, which was led by strong expansion in mortgage loans, this quarter, other segments with higher margins within Retail Banking, such as Consumer and Credit Cards, have registered significant growth in volumes.

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(iii)	Loan expansion, measured in average daily balances, was generated mostly in LC, unlike in previous quarters where growth was led by loans in FC, where margins tend to be lower. In this scenario, the effect of the currency mix also favored growth in interest income on loans.

Additionally, interest income on securities grew +2.7% QoQ. This increase was generated by the expiration of certificate of deposits with the Central Bank of Peru in the month of May and charges for corresponding interest by BCP Stand Alone.

In the YoY analysis, interest income expanded +9.6%, which represented an increase with regard to 1Q19’s figure. The clear recovery of growth in interest income was due primarily to an expansion in interest income on loans (+6.9%).

At the accumulated level, interest income expanded +8.6%, which was due primarily to growth in interest income on loans. This was in turn generated by:

(i)	The volume effect due to an acceleration in the growth of average daily loan balances in all segments with the exception of ASB. This increase was driven primarily by Retail Banking, which posted growth of +11.6% in average daily loan balances YoY.

(ii)	In terms of the mix by segment, Retail Banking now represents 40% of total loans.

(iii)	The currency mix was also favorable given that expansion in average daily balance was due primarily to portfolio growth in LC of +9.6% YoY vs an increase of +0.1% YoY in FC.

Interest income also increased, although to a lesser extent, due to:

(i)	Expansion in interest on deposits in other banks, which was reflected in an increase in the volume of funds held in BCRP. It is important to note that the majority of the funds that are held in BCRP are in FC given that the reserve requirement in FC is significantly higher than in LC.

(ii)	Growth in interest on securities, which corresponds to an increase of 15.1% YoY in the fair value through other comprehensive income investments. The increase of Credicorp portfolio is explained by the rise on investments at BCP Stand Alone and Pacifico portfolios, which grew 29% and 18% respectively.

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4.2. Interest Expenses

Interest Expenses – LC	Interest Expenses – FC
(S/ millions)	(S/ millions)

In the QoQ analysis, interest expenses reported an increase of +1.7% QoQ, which was primarily attributable to an increase in interest on deposits. The main factors that led to the 3.2% QoQ increase in interest expenses on deposits were:

(i)	Expenses on deposits increased- despite a drop in total deposits QoQ- due to growth in time and severance indemnity deposits, which constitute the most expensive deposits.

(ii)	The rate effect, both in LC and in FC, where rates have followed in upward trend over the last few quarters leading to a subsequent increase in expenses.

Additionally, interest paid on loans increased +5.2% due to +27.7% growth in due to banks and correspondents.

In the YoY analysis, interest expenses grew +10.3%. Growth in this component was primarily attributable to +23.5% growth YoY in interest on deposits.

At the accumulated level, interest expenses grew +9.6%. This growth was due primarily to growth of +23.1% in interest expenses on deposits, which was in turn attributable to:

(i)	The volume effect given that all types of deposits grew YoY.

(ii)	The effect of the deposit mix given that after savings deposits, the deposits that posted the largest increase in volume were time deposits.

(iii)	The currency mix, given that the increase in the deposit volume was attributable to an increase in LC deposits and a decline in FC deposits.

The aforementioned was partially offset by a decrease interest expenses on loans, mainly in FC, due to the lower rates for borrowed funds incurred this year in FC and in line with the trend in market rates.

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4.3. Net Interest Margin (NIM) and Risk-Adjusted NIM

Credicorp’s NIM and Risk-Adjusted NIM (1)

(1) Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

NIM posted a positive evolution QoQ and YoY and at the accumulated level, which was attributable to:

(i)	An increase in NII, which was attributable to more dynamic loan growth.

(ii)	The slight increase in average IEAs, which was primarily due to growth in loans coupled with an increase in the fair value through other comprehensive income investments (formerly securities available for sale).

The risk-adjusted NIM fell QoQ by -4 bps and -9bps YoY due to growth in provisions, as explained in the previous section. Growth in loans was driven mainly by Retail Banking, which offers higher margins but also implies higher risk. At the accumulated level, NIM remained relatively stable given that growth in NII after provisions was similar to the expansion registered by average IEAs.

NIM on loans recovered QoQ. This was due primarily to growth in NII at BCP Stand-alone, where expansion was situated in Retail Banking, whose segments offer higher margins. This growth neutralized the slight drop in NIM on loans at Mibanco. At the accumulated level, NIM on loans increased +7bps; this was mainly attributable to an improvement in margins at BCP Stand-alone, which was driven by growth in the Retail Banking segments and in LC.	NIM on loans (2)

It is also important to analyze NIM by subsidiary. The table below shows the interest margins for each of Credicorp’s subsidiaries.

(2) NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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	BCP		BCP
NIM Breakdown	Stand-alone	Mibanco	Bolivia (1)	Credicorp (2)
2Q18	4.52%	16.12%	3.63%	5.28%
1Q19	4.72%	14.67%	3.52%	5.37%
2Q19	4.86%	14.89%	3.66%	5.48%
2018 YTD	4.48%	16.08%	3.56%	5.25%
2019 YTD	4.76%	14.71%	3.60%	5.40%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ, YoY and Accumulated evolution of global NIM by subsidiary shows a clear recovery in Credicorp’s margin, which was primarily attributable to BCP Stand-alone, which represents 68% of net interest income. The improvement in the margin was attributable to loan growth, primarily in higher-margin segments in Retail Banking and in LC.

Within Mibanco, which represents around 21% of net interest income. It is important to note the QoQ recovery in NIM, which was attributable to an improvement in asset and liabilities management that allowed to obtain cheaper funding (deposits) and pay off a portion of its professional funding, which has higher costs. Nevertheless, YoY and YTD, Mibanco’s NIM deteriorated. This was primarily due to a decrease in rates in LC in a highly competitive environment, which affected interest income generation.

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5.	Non-Financial Income

In 2Q19, non-financial income registered growth QoQ, YoY and at the accumulated level. The QoQ increase was due primarily to gains on Other non-financial income, which was attributable to the sale of a property at BCP Bolivia. In the YoY analysis and YTD, growth was associated with an increase in the Net gain on sales of securities due to growth at BCP Stand-alone and, to a lesser extent, in the core items of non-financial income, Fee income and Net gain on foreign exchange transactions, mainly at BCP Stand-alone.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Fee income	766,994	782,922	787,250	0.6%	2.6%	1,516,686	1,570,172	3.5%
Net gain on foreign exchange transactions	180,669	178,423	188,358	5.6%	4.3%	342,964	366,781	6.9%
Net gain on securities (1)	(16,680)	113,545	100,987	-11.1%	-705.4%	73,244	214,532	192.9%
Net gain from associates (1) (2)	21,219	14,786	20,478	38.5%	-3.5%	37,712	35,264	-6.5%
Net gain on derivatives held for trading	14,597	(2,434)	(724)	-70.3%	-105.0%	14,285	(3,158)	-122.1%
Net gain from exchange differences	1,031	7,660	(3,603)	-147.0%	-449.5%	6,920	4,057	-41.4%
Other non-financial income	84,009	75,605	98,703	30.6%	17.5%	166,885	174,308	4.4%
Total non-financial income, net	1,051,840	1,170,507	1,191,449	1.8%	13.3%	2,158,697	2,361,956	9.4%

(1) The gain from other investments in related companies has been included in the item "Net gain from associates"; which previously was presented in the item "Net gain on sales of securities".

(2) Includes gains on other investments, mainly made up of the profit of Banmedica.

	Quarter			% change		YTD		% change
(S/ millions)	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
(+) EPS contribution (50%)	13,295	8,918	12,758	43.1%	-4.0%	26,537	21,676	-18.3%
(-) Private health insurance deduction (50%)	(3,789)	(2,736)	(4,746)	73.5%	25.3%	(8,644)	(7,482)	-13.4%
(=) Net gain from association with Banmedica	9,506	6,182	8,012	29.6%	-15.7%	17,893	14,194	-20.7%

The QoQ evolution reflects 1.8% growth in non-financial income, which was attributable to:

(i)	The increase in the Net gain on foreign exchange transactions at BCP Stand-alone, which was generated by an increase in the volumes and margins obtained for transactions with Retail Banking clients

(ii)	Growth in the Net gain from associates due to higher income from the association between Pacifico and Banmedica, which reported an improvement in the EPS business.

(iii)	Expansion in Other income, which was attributable to a gain at BCP Bolivia for a property sale in the month of May.

All of the aforementioned was offset by:

(i)	A drop in the Net gain on securities, mainly at Prima AFP and due to a decline in the profitability of the legal reserve account.

(ii)	The contraction in the Net gain from exchange differences, mainly at BCP Stand-alone and Credicorp Capital due to a variation in the exchange rate (USD/PEN), which impacted negatively.

In the YoY analysis, a significant increase of 13.3% in Non-financial income is evident, which was associated with:

(i)	The increase in Net gain on securities; this was primarily due to the fact that BCP Stand-alone reported losses on 2Q18 for the sale of investments in a scenario marked by an increase in international interest rates. In 2Q19, the increase was due to the repurchase of Peruvian government bonds at BCP Stand-alone. Higher gains on the proprietary investment portfolios at ASB and Credicorp Capital also had a positive- albeit less significant- impact this quarter.

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(ii)	Expansion of +2.6% in Fee Income, which was primarily attributable to an increase in transactional activity at BCP Stand-alone and, to a lesser extent, at Mibanco, as explained in greater detail in section 5.1.2 Fee income in the Banking Business.

In terms of accumulated results (Jun 19 vs Jun 18), Non-financial income increased due to growth in:

(i)	The Net gain on securities, which was generated mainly by a scenario of higher gains at ASB, after losses were reported in 1H18, and by significant gains at Credicorp Capital during the same period. The latter was associated with an increase in the mark to market value of trading securities and to the gain generated by selling some positions in the fair value through comprehensive income investment portfolio.

(ii)	Fee income, mainly due to an improvement in the evolution of banking commissions at BCP Stand-alone and Mibanco.

5.1. Fee Income

5.1.1. By subsidiary

The figure below shows that contribution of each of Credicorp’s subsidiaries to the group’s fee income in 2Q19.

Evolution of fee income QoQ by subsidiary (S/ Million)

+0.6% QoQ

*Others include Grupo Pacifico and eliminations for consolidation purposes.

The figure below shows the annual evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Million)

+2.6% YoY

*Others include Grupo Pacifico and eliminations for consolidation purposes.

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5.1.2. Fee income in the Banking Business

The chart below shows the evolution of the main components of fee income in the banking business:

Composition of Fee Income in the Banking Business

Fee Income	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Miscellaneous accounts (1)	178,172	177,517	169,732	-4.4%	-4.7%	355,428	347,249	-2.3%
Credit cards (2)	74,153	69,499	71,029	2.2%	-4.2%	145,394	140,529	-3.3%
Drafts and transfers	55,136	60,232	64,485	7.1%	17.0%	104,102	124,717	19.8%
Personal loans (2)	23,401	23,599	24,922	5.6%	6.5%	46,299	48,522	4.8%
SME loans (2)	15,171	18,565	16,971	-8.6%	11.9%	32,220	35,535	10.3%
Insurance (2)	20,489	22,201	23,544	6.1%	14.9%	40,118	45,745	14.0%
Mortgage loans (2)	9,763	9,428	9,738	3.3%	-0.3%	18,945	19,166	1.2%
Off-balance sheet (3)	51,376	51,179	51,828	1.3%	0.9%	102,921	103,007	0.1%
Payments and collections (3)	102,492	103,764	104,958	1.2%	2.4%	200,270	208,722	4.2%
Commercial loans (3)(4)	19,400	22,517	20,823	-7.5%	7.3%	39,996	43,340	8.4%
Foreign trade (3)	10,714	10,977	9,792	-10.8%	-8.6%	18,339	20,769	13.2%
Corporate finance and mutual funds (4)	15,234	15,062	21,856	45.1%	43.5%	30,621	36,917	20.6%
ASB (4)	7,917	10,271	11,915	16.0%	50.5%	16,654	22,186	33.2%
Others (4)(5)	65,821	69,802	73,360	5.1%	11.5%	121,870	143,162	17.5%
Total fee income	649,239	664,612	674,954	1.6%	4.0%	1,273,178	1,339,566	5.2%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

In the QoQ analysis, fee income in the banking business increased +1.6% QoQ, mainly due to the recovery registered for banking service transactions given that the figures for the first quarter of every year register a seasonal drop in activity. The components that posted the highest growth this quarter were:

(i)	Corporate finance and mutual funds, after recognition of deferred commissions for loan cancellation in the month of June.

(ii)	Drafts and Transfers, due to an on-going increase in the transaction volume at the national level and in international transfers.

(iii)	Others, due to higher commissions to structure Leasing and for products associated with Severance Indemnity payments at BCP Stand-alone and with methodological changes in insurance reporting at Mibanco, which went into effect in 2019 as explained in the Quarterly Report for 1Q19.

Growth was somewhat attenuated by:

(i)	Miscellaneous accounts, due to a decrease in income for debit cards and savings accounts due to lower billing levels (decrease in consumption of these products).

(ii)	The drop in Commercial loans and SME-Pyme loans, due to a decrease in commissions in Wholesale Banking and Retail Banking respectively.

In the YoY analysis, growth of +4.0% was attributable to the same components as those that drove higher commissions QoQ. The aforementioned offset the drop in income from Miscellaneous accounts due to a decrease in transactions and from the Credit Card segment.

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In the accumulated analysis (Jun 19 vs. Jun 18), fee income in the banking business increased +5.2%, mainly due to:

(i)	Others, which was primarily due to an increase in insurance income at Mibanco and to an increase in the transactions volume for drafts and transfers and in commissions for the off-balance sheet portfolio at BCP Bolivia.

(ii)	The increase in Drafts and Transfers, which was attributable to growth in national transfers, foreign transfers and interbank transfers.

(iii)	A higher level of Collections and Payments due to an increase in collections for insurance concepts.

The aforementioned offset the decline in Miscellaneous Accounts and Credit Cards, in line with the factors outlined in the YoY analysis.

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6.	Insurance Underwriting Result

The insurance underwriting result increased 8.5% QoQ, which was primarily attributable to an increase in net earned premiums and a decrease in net claim in the property and casualty business (P&C), which was attenuated by higher net earned premiums in life insurance business. The YoY underwriting result increased 5.2% due to higher net earned premiums in P&C business and lower acquisition costs in life business; this was offset by an increase in net claims for both businesses. In accumulated terms, the insurance underwriting result remained stable, since the increase in net earned premiums was attenuated by the higher expenses in net claims in both businesses.

Insurance underwriting result	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net earned premiums	512,258	587,156	590,066	0.5%	15.2%	1,020,707	1,177,222	15.3%
Net claims	(300,845)	(386,521)	(379,718)	-1.8%	26.2%	(595,590)	(766,239)	28.7%
Acquisition cost (1)	(98,556)	(91,281)	(91,666)	0.4%	-7.0%	(196,104)	(182,947)	-6.7%
Total insurance underwriting result	112,857	109,354	118,682	8.5%	5.2%	229,013	228,036	-0.4%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

In the QoQ analysis the improvement in the underwriting result was attributable to P&C business, which was attenuated by life insurance business. In P&C business, the increase was due to (i) growth in premiums for Commercial Lines, Medical Assistance, Cars and Personal Lines (ii) a decrease in net claims for Medical Assistance, Commercial Lines and Cars (SOAT) and (iii) attenuated by an increase in underwriting expenses. In life insurance business, the drop was due to a decrease in net earned premiums in Annuities, Disability and Survivorship (D&S) lines and Group Life for High Risk Activities (SCTR).

In the YoY analysis, the increase in the underwriting result was attributable to P&C business attenuated by life insurance business. In P&C business, the variation was due to (i) an increase in net earned premiums in Cars, Personal Lines and Medical Assistance, which was attenuated by an increase in net claims in Medical Assistance, Car lines and Personal lines and (iii) the increase in underwriting expenses in Commercial Lines. The decrease in life insurance business was associated with higher net claims for D&S lines, Annuities and Group Life lines; this was mitigated by an increase in net earned premiums in D&S lines and Individual Life and by a drop in commissions in Credit Life.

In the accumulated analysis, in 2019 the underwriting result posted a variation of -0.4%, due to an increase in net claims in life and P&C businesses. The aforementioned was attenuated by higher premiums in life insurance business which was associated to D&S line and Individual Life, and in P&C business due to Medical Assistance and Cars lines and, to a lesser extent, to lower commissions in Credit Life.

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6.1. Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

Written premiums increased 5.0% QoQ, which was mainly attributable to P&C business, attenuated by a decrease in life insurance business:

(i)	In P&C, was attributable to Commercial lines, for new accounts in aviation and fire risks; in Medical Assistance due to an increase in policies for comprehensive insurance; this was attenuated by a decrease in Personal lines.

(ii)	The drop in life business was associated with fewer premiums in Annuities due to “Renta Flex” product; D&S, after the higher sales reported in 1Q19; and Group Life due to annual renewals with mining companies in 1Q19 in SCTR product; the aforementioned was mitigated by higher premiums in Individual Life and Credit Life.

Net earned premiums increased +0.5% QoQ; primarily through P&C business, attributable to the same lines mentioned in the case of Commercial Lines. This effect was attenuated by life insurance business in Annuities and D&S line.

In the YoY analysis, total premiums increased +12.7% primarily through P&C business due to an increase in Commercial lines (aviation and fire risks); Personal lines through Home Mortgage and Credit Card protection products; and Medical Assistance due to higher sales of oncological insurance. In life insurance business, the increase was attributable to higher premiums in D&S lines, associated with the fact that since January 2019, the company won the last tender process of SISCO IV contract(3) (2019-2020), versus a single tranche under SISCO III (2017-2018); this was attenuated by a decrease in Renta Flex product and in Group Life (SCTR).

Net earned premiums increased +15.2% YoY, which was associated to higher premiums and a decrease in ceded premiums compared to 2Q18 in D&S line, Annuities due to lower technical reserves and higher premiums in Individual life. In P&C, the increase was due to Cars, Personal Lines and Medical Assistance.

In the accumulated analysis, net premiums increased +15.3%. This was associated to an increase in life insurance business due to D&S line through SISCO IV contract, and Individual Life; and in P&C business due to an increase in Personal Lines, Medical Assistance and Cars.

(3) Consists in the disability and survival risk administration of AFP’s members by the insurance companies that obtained a section in the public tender process.

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.

6.2. Net claims

Net claims by business

(S/ millions)

Net Claims decreased -1.8% QoQ due to lower claims in P&C business, this effect was attributable to Medical Assistance due to a drop in IBNR (incurred but not reported) reserves; Commercial lines by fire claims reported in 1Q19; and Cars, through a decrease in claims frequency for SOAT products. In life insurance business, the increase was attributable to Group Life, due to SCTR product, where median cost increased and to Statutory Life, mitigated to a lesser extent by a decrease in claims in Credit Life through Bancassurance channel.

In the YoY analysis, net claims increased +26.2% in life insurance and P&C business. The increment in life insurance was attributable to: (i) D&S line, after the company obtained two sections of the SISCO IV tender, (ii) pensions linked to the “Renta Flex” product in Annuities, (iii) Group Life, due to the SCTR product; and (iv) Credit Life in bancassurance channel. The increase in P&C business was associated to Medical Assistance due to released technical reserves in 2Q18; Cars, after claims frequency increased for the SOAT product; and to Personal lines, for the credit card protection product.

In the accumulated analysis, the net claims increased +28.7% product of higher claims in the Life insurance business through the D&S line and due to SISCO IV; in Annuities (Renta Flex and Annuities); Credit Life in bancassurance; and in P&C due to Medical Assistance, Cars and Personal Lines.

6.3. Acquisition cost

Acquisition cost by Business

(S/ millions)

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Acquisition cost	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net fees	(68,891)	(60,013)	(58,717)	-2.2%	-14.8%	(135,705)	(118,731)	-12.5%
Underw riting expenses	(30,912)	(34,576)	(49,237)	42.4%	59.3%	(63,545)	(83,813)	31.9%
Underw riting income	1,246	3,308	16,288	392.3%	N/A	3,146	19,597	N/A
Acquisition cost	(98,556)	(91,281)	(91,666)	0.4%	-7.0%	(196,104)	(182,947)	-6.7%

The acquisition cost rose +0.4% QoQ due to an increase in the net underwriting expense in P&C business, attributable to the net effect of profit sharing in Commercial Lines through the aviation risk. Commissions decreased in P&C explained by Commercial lines after higher commissions were received from reinsurers. This effect was mitigated by a decrease in underwriting expenses in life insurance business due to Individual life and Group Life by SCTR and Statutory life products.

In the YoY analysis, the acquisition cost decreased -7.0% due to:

(i)	Lower commissions in life insurance due to a drop in premium in Credit Life in the Alliances channel.

(ii)	The aforementioned was attenuated by the net effect of profit sharing reported with the reinsurer in Commercial lines, via the aviation product.

In the accumulated analysis, the acquisition costs decreased -6.7% attributable to lower commissions in life insurance business in Credit Life line. The aforementioned was attenuated by a higher net underwriting expense for both P&C business in Personal Lines and Commercial Lines; and Life insurance in the Individual life.

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7.	Operating Expenses and Efficiency

In the YoY and year-to-date analysis, we see a 50 bps improvement in the efficiency ratio as growth in operating expenses outpaced the increase registered in operating expenses. This improvement was due primarily to expansion in net interest income, which offset the increase registered in employee salaries and benefits.

Operating expenses	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Salaries and employees benefits	780,827	834,317	845,835	1.4%	8.3%	1,558,172	1,680,152	7.8%
Administrative, general and tax expenses	560,814	513,140	531,336	3.5%	-5.3%	1,057,436	1,044,476	-1.2%
Depreciation and amortization (1)	106,333	140,697	180,381	28.2%	69.6%	213,193	321,078	50.6%
Association in participation	3,789	2,736	4,746	73.5%	25.3%	8,644	7,482	-13.4%
Acquisition cost (2)	98,556	91,281	91,666	0.4%	-7.0%	196,104	182,947	-6.7%
Operating expenses (3)	1,550,319	1,582,171	1,653,964	4.5%	6.7%	3,033,549	3,236,135	7.2%
Operating income (4)	3,559,586	3,757,431	3,838,582	2.2%	7.8%	7,044,993	7,596,013	7.8%
Efficiency ratio (5)	43.6%	42.1%	43.1%	100bps	-50bps	43.1%	42.6%	-50bps
Operating expenses / Total average assets (6)	3.67%	3.56%	3.68%	12bps	1bps	3.59%	3.61%	2bps

(1) Since the 1Q19, the application of IFRS 16 is in effect, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(2) The acquisition cost of Pacifico includes net fees and underwriting expenses.

(3) Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation.

(4) Operating income = Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net premiums earned.

(5) Figures differ from previously reported, please consider the data presented on this report. Operating expenses / Operating income.

(6) Figures differ from previously reported, please consider the data presented on this report. Operating expenses / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

In the QoQ analysis, the deterioration in efficiency was attributable to seasonal effects on operating expenses. As such, the YoY analysis provides a clearer picture of the status of efficiency.

The YoY analysis posted a 50 bps improvement in efficiency after growth in operating income outpaced that of operating expenses.

The figure below shows the impact that the variations of each component of the operating income and expenses had on the efficiency ratio:

YoY evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation

An analysis of the impact of operating expenses shows that the improvement in efficiency YoY is due to:

(i)	Growth in net interest income, which was associated with expansion in average daily loan balances in all segments as indicated in section 4.1 Interest Income.

(ii)	Growth in net earned premiums at Pacifico, which was associated with increases in the property and casualty and life insurance lines, as explained in section 6.1 Net Earned Premiums.

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The terms of operating expenses, the YoY increase reflects:

(i)	An increase in salaries and employee benefits, mainly at BCP Stand-alone and to a lesser extent at Mibanco. In the case of BCP, this increase was derived primarily from growth in fixed remuneration after new personnel with specialized skill sets were hired but was also associated, albeit to a lesser extent, with growth in variable renumeration after productivity incentives increased in Retail Banking. At Mibanco, growth was attributable to an increase in the sales force to continue building capacities to ensure Mibanco’s growth down the line.

(ii)	The increase in depreciation and amortization due to the implementation of IRFS 16. It is important to consider that although depreciation and interest expenses increase under IRFS 16, this was offset by a drop in the line for leasing in the administrative and general expenses and tax expenses account.

In YTD terms (June 19 vs June 18), the efficiency ratio also improved 50 bps. This improvement was linked to the same factors that generated the YoY improvement. The figure below demonstrates the impact of each account’s variation on Credicorp’s efficiency ratio.

YTD evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation

7.1. Credicorp’s Administrative, General and Tax Expenses

Credicorp’s administrative, general and tax expenses

Administrative, general and tax expenses (1)	Quarter						% change		YTD		% change
S/ 000	2Q18%		1Q19%		2Q19%		QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Marketing	76,561	14%	78,500	15%	87,714	17%	11.7%	14.6%	144,751	166,214	14.8%
Taxes and contributions	56,247	10%	68,646	13%	66,709	13%	-2.8%	18.6%	115,542	130,891	13.3%
Insfrastructure	73,435	13%	67,944	13%	76,788	14%	13.0%	4.6%	137,793	144,732	5.0%
Systems outsourcing	56,770	10%	31,872	6%	44,410	8%	39.3%	-21.8%	107,606	76,283	-29.1%
Programs and systems	62,295	11%	63,848	12%	69,538	13%	8.9%	11.6%	121,103	133,387	10.1%
Communications	22,342	4%	22,714	4%	21,223	4%	-6.6%	-5.0%	42,522	43,937	3.3%
Rent	48,996	9%	30,462	6%	21,028	4%	-31.0%	-57.1%	96,672	51,491	-46.7%
Consulting	43,185	8%	33,775	7%	30,864	6%	-8.6%	-28.5%	78,774	64,639	-17.9%
Channels	54,964	10%	52,768	10%	61,144	12%	15.9%	11.2%	102,766	113,911	10.8%
Gastos Legales	9,204	2%	6,673	1%	10,513	2%	57.5%	14.2%	18,308	17,186	-6.1%
Gastos de Representación	5,260	1%	5,114	1%	5,068	1%	-0.9%	-3.7%	9,108	10,182	11.8%
Seguros	10,342	2%	11,556	2%	13,767	3%	19.1%	33.1%	17,871	25,322	41.7%
Others (2)	41,210	7%	39,268	8%	22,571	4%	-42.5%	-45.2%	64,620	66,302	2.6%
Total administrative and general expenses	560,814	100%	513,140	100%	531,336	100%	3.5%	-5.3%	1,057,436	1,044,476	-1.2%

(1) Administrative, general and tax expenses differ from previously reported because BCP Bolivia has been included.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

The QoQ increase in administrative and general expenses was due primarily to a seasonal effect given that these expenses register a yearly low every first quarter. This effect is reflected in (i) Systems outsourcing, given that in the first few months of every year, there are fewer expenses for maintenance and outsourcing services at BCP Stand-alone and (ii) marketing expenses increase 2Q versus 1Q given that advertising campaigns pick up speed and an increase for the Latam miles program.

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The YoY analysis, which excludes the seasonal effect of operating expenses, registered a decrease. This was mainly attributable to a drop-in expenses for Outsourcing of systems and Leasing, due to the implementation of IFRS 16, which no longer includes leasing expenses in administrative, general and tax expenses lines. Under this methodology, a portion of these expenses (approximately 90%) is reported as expenses for depreciation and amortization and the remainder is included in financial expenses.

The aforementioned was offset by the increase in:

(i)	Marketing, mainly at BCP Stand-alone, due to an increase in expenses for the Latam miles program and for different advertising campaigns associated with the founding and celebration of BCP’s 130th anniversary and to a lesser extent, with expenses for advertising and promotions at Mibanco;

(ii)	The increase in expenses for Programming and Systems due to higher expenses for maintenance and to renew licenses for different applications and programs and;

(iii)	Growth in expenses in channels given that higher commissions were paid due to an increase in the volume of local and foreign transfers, as explained in chapter 5.1.2. Fee Income in the Banking Business.

In the YTD analysis (June 19 vs June 18), a slight drop is evident. This is primarily due to the effect of applying IRFS 16, as explained in the YoY analysis. Consultancy expenses also fell, mainly at Mibanco, given that the comparison reflects the effect of a series of projects that were concluded in 1H18. The aforementioned offset the increase in expenses for:

(i)	Marketing, mainly at BCP Stand-alone and to a lesser extent at Mibanco due to the reasons outlined in the YoY analysis and;

(ii)	The increase in expenses for Programming and Systems. This increase was mainly associated with Mibanco, which continues to build capabilities to ensure growth by upgrading to more modern systems and improving the network at Mibanco’s branches.

7.2. Efficiency Ratio

Efficiency Ratio by Subsidiary (1)(2)

	BCP
	Stand-alone	BCP Bolivia	Mibanco	Pacifico	Prima AFP	Credicorp
2Q18	40.6%	65.0%	48.3%	32.3%	43.0%	43.6%
1Q19	37.7%	61.8%	54.5%	27.9%	41.6%	42.1%
2Q19	40.1%	61.7%	52.3%	27.7%	40.6%	43.1%
Var. QoQ	240bps	-10bps	-220bps	-20bps	-100bps	100bps
Var. YoY	-50bps	-330bps	400bps	-460bps	-240bps	-50bps
YTD - Jun 18	39.8%	63.8%	48.6%	32.3%	46.3%	43.1%
YTD - Jun 19	39.0%	61.7%	53.4%	27.8%	41.1%	42.6%

% Change Jun 19 / Jun 18	-80bps	-210bps	480bps	-450bps	-520bps	-50bps

(1) (Salaries and employees benefits + Administrative expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions Net gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net premiums earned).

(2) The efficiency ratio differs from previously reported, please consider the data presented on this report.

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In the QoQ analysis, the deterioration in efficiency was attributable to seasonal effects on operating expenses. As such, the YoY analysis provides a clearer picture of the business’s result.

The following chart shows each subsidiary’s contribution to the evolution of the efficiency ratio YoY.

YoY evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Credito, among other subsidiaries and the eliminations for consolidation purposes.

Credicorp’s improvement in efficiency was due to:

(i)	Grupo Pacifico, which posted an improvement that was primarily associated with an increase in operating income. This was due to growth in net earned premiums, which was driven mainly by the Life insurance business and to a lesser extent by a decrease in the acquisition cost for this business. It is important to note that the increase in net earned premiums was attenuated by growth in net claims, which is not included in operating expenses and;

(ii)	The improvement at BCP Stand-alone, which was mainly attributable to an increase in interest income from loans YoY. The aforementioned offset the increase in operating expenses.

The aforementioned offset the deterioration at (i) Mibanco, which was attributable to growth in the sales force to increase long-term capacities and to a drop in net interest income after competition for loan placement increased and the reduction in net interest income due to higher competition and (ii) the deterioration at Credicorp Capital due to growth in expenses for salaries and employee benefits, which was associated with an increase personnel.

In annual terms (June 19 vs. June 18), efficiency by subsidiary was similar to that seen YoY. The figure below shows the impact of the variation at each subsidiary on Credicorp’s efficiency ratio:

YTD evolution of the efficiency ratio by subsidiary

(1) Others includes: Credicorp Capital, Prima AFP, BCP Bolivia, ASB, Grupo Credito, among other subsidiaries and the eliminations for consolidation purposes.

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8.	Regulatory Capital

8.1. Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% Change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(208,754)	(207,897)	(207,839)	0.0%	-0.4%
Capital Surplus	248,535	222,349	227,380	2.3%	-8.5%
Legal and Other capital reserves (1)	17,555,309	19,408,876	19,423,324	0.1%	10.6%
Minority interest (2)	313,149	357,833	357,067	-0.2%	14.0%
Loan loss reserves (3)	1,389,348	1,575,956	1,608,215	2.0%	15.8%
Perpetual subordinated debt	654,400	580,650	575,225	-0.9%	-12.1%
Subordinated Debt	4,643,272	4,777,811	4,735,573	-0.9%	2.0%
Investments in equity and subordinated debt of financial and insurance companies	(584,750)	(615,275)	(777,011)	26.3%	32.9%
Goodw ill	(635,829)	(602,485)	(601,333)	-0.2%	-5.4%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	24,693,673	26,816,810	26,659,594	-0.6%	8.0%
Tier 1 (5)	13,469,082	14,827,121	14,746,304	-0.5%	9.5%
Tier 2 (6) + Tier 3 (7)	11,224,591	11,989,689	11,913,290	-0.6%	6.1%
Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	18,561,511	19,595,889	19,877,961	1.4%	7.1%
Insurance Consolidated Group (ICG) Capital Requirements (9) (*)	926,264	1,019,984	1,090,628	6.9%	17.7%
FCG Capital Requirements related to operations with ICG	(296,132)	(216,360)	(235,272)	8.7%	-20.6%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Total Regulatory Capital Requirements (B)	19,191,644	20,399,513	20,733,318	1.6%	8.0%
Regulatory Capital Ratio (A) / (B)	1.29	1.31	1.29
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(*) Figures differ from previously reported, please consider the data presented on this report.

(1) Legal and other capital reserves include restricted capital reserves (S/ 13,465 million) and optional capital reserves (S/ 5,958 million).

(2) Minority interest includes Tier I (S/ 357 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solution Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier 2 + Tier 3 cannot be more than 50% of total regulatory capital.

(5) Tier 1 = capital + restricted capital reserves + Tier 1 minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier 2 = subordinated debt + Tier 2 minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier 3 = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

Credicorp’s total regulatory capital remained stable QoQ but increased 8.5% YoY due to growth in legal and other capital reserves, as announced in 1Q19. The total regulatory capital requirement increased 1.6% QoQ and 8.0% YoY.

Credicorp’s Regulatory Capital Ratio continued to be situated at a comfortable level at the end of 2Q19 and represented 1.29 times the capital required by the Peruvian regulator at the end of 2Q19.

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8.2. Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY
Capital Stock	8,770,365	10,217,387	10,217,387	0.0%	16.5%
Legal and Other capital reserves	4,184,303	4,695,109	4,695,118	0.0%	12.2%
Accumulated earnings with capitalization agreement	-	-	-
Loan loss reserves (1)	1,175,836	1,284,021	1,298,104	1.1%	10.4%
Perpetual subordinated debt	654,400	580,650	575,225	-0.9%	-12.1%
Subordinated Debt	4,098,116	4,236,505	4,197,063	-0.9%	2.4%
Unrealized profit (loss)	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,323,742)	(1,722,979)	(1,722,979)	0.0%	30.2%
Investment in subsidiaries and others	(1,728,854)	(1,812,955)	(1,903,858)	5.0%	10.1%
Unrealized profit and net income in subsidiaries	405,113	89,976	180,879	101.0%	-55.4%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	17,437,194	19,168,609	19,137,835	-0.2%	9.8%
Off-balance sheet	81,688,289	84,074,345	84,178,682	0.1%	3.0%
Tier 1 (2)	12,825,113	14,509,573	14,504,157	0.0%	13.1%
Tier 2 (3) + Tier 3 (4)	4,612,081	4,659,036	4,633,677	-0.5%	0.5%
Common Equity Tier 1	12,770,640	13,742,704	14,682,446	6.8%	15.0%
Total risk-weighted assets - SBS (*)	115,681,027	123,718,427	128,023,739	3.5%	10.7%
Market risk-weighted assets	1,118,132	2,528,029	2,701,436	6.9%	141.6%
Credit risk-weighted assets	105,677,561	112,023,537	115,994,876	3.5%	9.8%
Operational risk-weighted assets	8,885,333	9,166,861	9,327,427	1.8%	5.0%
Adjusted Risk-Weighted Assets - Basel	114,929,164	120,622,867	124,260,803	3.0%	8.1%
Total risk-weighted assets	115,681,027	123,718,427	128,023,739	3.5%	10.7%
(-) RWA Intangible assets, excluding goodwill.	1,334,862	3,491,859	4,168,753	19.4%	212.3%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	582,998	396,299	405,816	2.4%	-
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	14,851,099	15,765,636	16,265,477	3.2%	9.5%
Market risk capital requirement (5)	111,813	252,803	270,144	6.9%	141.6%
Credit risk capital requirement	10,567,756	11,202,354	11,599,488	3.5%	9.8%
Operational risk capital requirement	888,533	916,686	932,743	1.8%	5.0%
Additional capital requirements	3,282,996	3,393,794	3,463,103	2.0%	5.5%
Capital ratios
Tier 1 ratio (6)	11.09%	11.73%	11.33%
Common Equity Tier 1 ratio (7)	11.11%	11.39%	11.82%
BIS ratio (8)	15.07%	15.49%	14.95%
Risk-weighted assets / Regulatory capital (9)	6.63	6.45	6.69

(*) Figures differ from previously reported, please consider the data presented on this report.

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Total Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014).

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At the end of 2Q19, the BIS and Tier 1 ratios at BCP Stand-alone fell QoQ to situate at 14.95% and 11.33%, respectively. These results were attributable to the -0.2% reduction in Total regulatory capital in a context in which RWAs reported an increase of 3.5% QoQ.

Total regulatory capital fell QoQ due to a decrease in subordinated debt. Total RWAs increased due to growth in credit risk weighted assets, which was mainly driven by 0.8% expansion in quarter-end loan balances.

The YoY evolution reveals a reduction in both the BIS Ratio and the Tier1 Ratio with regard to the levels posted in 2Q18. This result was generated in a scenario in which growth in total RWAs outpaced the expansion in Total regulatory capital and in Tier 1 Capital.

The YoY evolution of total RWAs was mainly attributable to growth of 9.8% in RWAs for credit risk and to a lesser extent, to growth in RWAs for market risk and operating risk. The increase in RWAs for credit risk reflects 6.5% growth YoY in quarter-end balances as well as the incorporation of RWAs from unutilized credit lines (in accordance with the requirements of the Peruvian regulator).

Common Equity Tier 1 Ratio – BCP Stand-alone

March 2019	June 2019

(1) Includes investments in BCP Bolivia and other subsidiaries.

Finally, the Common Equity Tier 1 Ratio (CET1), which is considered the most rigorous measure of capitalization levels, expanded +42bps QoQ to situate at 11.82% at the end of 2Q19. This evolution was mainly attributable to the +6.8% increase in CET1, which reflects the accumulated results for the quarter. In the YoY analysis, the CET1 ratio increased 70 bps in a context in which adjusted RWAS increased 8.1% while CET1 expanded +15.0% YoY.

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9.	Distribution channels

The distribution channels at BCP Stand-alone, Mibanco and BCP Bolivia reached a total of 10,672 points of contact at the end of 2Q19, which represents an increase of 222 points QoQ and 511 YoY. This growth was primarily attributable to an increase in Agentes BCP at BCP Stand-alone and, to a lesser extent, at BCP Bolivia.

9.1 Universal Banking

9.1.1 Points of Contact – BCP Stand-alone

	As of			change (units)
	Jun 18	Mar 19	Jun 19	QoQ	YoY
Branches	435	405	403	-2	-32
ATMs	2,326	2,244	2,261	17	-65
Agentes BCP	6,456	6,759	6,940	181	484
Total BCP's Network	9,217	9,408	9,604	196	387

BCP Stand-alone registered an increase of 196 points of contact QoQ to reach a total of 9,604 points at the end of 2Q19. The point of contact that posted the most significant growth was Agentes BCP, which increased 181 points QoQ. This was primarily due to the fact that in the first quarter, under-performing Agentes are eliminated and new entries are posted in the second quarter every year. The number of ATMs also grew (+17 QoQ); this reflected the strategy to increase the use of cost-efficient channels, which drove the decrease registered in the number of branches (-2 QoQ).

In the YoY analysis, the total number of points of contact at BCP Stand-alone increased 387 units, mainly due to growth in Agents BCP (+484 YoY). The number of ATMS fell by 65 after 32 branches were closed. The aforementioned took place under the Transformation strategy at BCP Stand-alone, whose goal is to ensure that 40% of our clients use digital channels. BCP Stand-alone’s goal is to have 7155 Agentes BCP in place by year-end.

9.1.2 Points of contact by geographic area – BCP Stand-alone

	As of			change (units)
	Jun 18	Mar 19	Jun 19	QoQ	YoY
Lima	273	256	255	-1	-18
Provinces	162	149	148	-1	-14
Total Branches	435	405	403	-2	-32
Lima	1,533	1,490	1,507	17	-26
Provinces	793	754	754	0	-39
Total ATM's	2,326	2,244	2,261	17	-65
Lima	3,351	3,460	3,475	15	124
Provinces	3,105	3,299	3,465	166	360
Total Agentes BCP	6,456	6,759	6,940	181	484
Total points of contact	9,217	9,408	9,604	196	387

This quarter, points of contact increased by 196. It is important to note that the most significant contribution to the growth registered in Agentes BCP was in the provinces (+166 QoQ), which facilitates our clients’ access to financial services.

The YoY growth (+387) posted in the total number of points of contact is due primarily to the increase of 484 Agentes BCP, bolstered by expansion in both Lima (+124) and the provinces (+360). Growth in this channel reflects the Transformation Strategy at BCP Stand-alone, which seeks to migrate clients to more cost-efficient channels. On-going growth in the Agentes BCP channel in the provinces is aligned with the strategy to increase our proximity to current clients while driving inclusion of the unbanked population. For this reason, 74% of the growth in the total number of Agentes was situated in the provinces. .

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It is important to note that the number of branches dropped in both Lima (-18) and in the provinces (-14). About ATMs, decreases were registered in both Lima (-26) and in the provinces (-39) when units were removed from branches.

9.1.3 Transactions per channel – BCP Stand-alone

Transactions per channel – BCP Stand-alone

		Monthly average in each quarter						% change
	N° of Transactions per channel (1)	2Q18%		1Q19%		2Q19%		QoQ	YoY
Traditional	Teller	8,029,752	5.6%	7,836,871	4.4%	7,742,591	4.0%	-1.2%	-3.6%
channels	Telephone banking	4,738,082	3.3%	4,947,564	2.8%	4,689,830	2.4%	-5.2%	-1.0%
Cost-efficient	Agentes BCP	20,936,116	14.7%	24,802,140	14.0%	27,012,231	14.1%	8.9%	29.0%
channels	ATMs	20,892,105	14.7%	24,405,732	13.8%	24,685,223	12.9%	1.1%	18.2%
Digital	Mobile banking	41,967,471	29.4%	68,528,959	38.6%	81,062,483	42.2%	18.3%	93.2%
channels	Internet banking Via BCP	18,571,866	13.0%	16,185,835	9.1%	16,150,532	8.4%	-0.2%	-13.0%
	Balance inquiries	1,754,730	1.2%	1,295,030	0.7%	1,226,680	0.6%	-5.3%	-30.1%
Others	Telecrédito	10,744,973	7.5%	11,318,983	6.4%	11,785,008	6.1%	4.1%	9.7%
	Direct debit	667,155	0.5%	717,284	0.4%	718,412	0.4%	0.2%	7.7%
	Points of sale P.O.S.	14,035,053	9.8%	17,205,460	9.7%	16,788,165	8.7%	-2.4%	19.6%
	Other ATMs network	206,892	0.1%	212,155	0.1%	223,279	0.1%	5.2%	7.9%
	Total transactions	142,544,197	100.0%	177,456,012	100.0%	192,084,435	100.0%	8.2%	34.8%

(1) Figures include monetary and non-monetary transactions.

In line with the increase in points of contact, the monthly average of transactions increased +8.2% QoQ and +34.8% YoY. It is important to note that in 2Q19, the largest increase in the volume of transactions was associated with Mobile Banking (+18.3% QoQ), which has become a pillar of our strategy to steer clients to digital channels. While, the largest decrease in transaction volume was posted by Points of Sale P.O.S. (- 2.4% QoQ)

In the YoY analysis, which excludes the seasonal effect, an increase in the monthly average of transactions is evident. This was mainly attributable to an increase in the volumes registered by the following channels:

(i)	Mobile Banking (+93.2% YoY), which continues to grow its share of total transactions by rolling-out improvements in the operating stability of its mobile application “Banca Móvil BCP.” Campaigns remain underway to encourage the use of digital channels through “Paolo no va al banco,” which is transmitted through the social networks and publicized at the branches.

(ii)	Agentes BCP (+29 % YoY), which was primarily attributable to transactional growth through withdrawals and deposits. There was also growth in national drafts, emissions, discharges and consultations through this channel. This was associated with an increase in the number of accounts opened and in the number of Agentes BCP (+484 YoY).

(iii)	Points of Sale P.O.S (+19.6% YoY), where the increase was primarily attributable to growth in the penetration rate of VISANET.

The aforementioned offset the decrease in the number of transactions through Banca por internet Vía BCP (- 13.0%), which continues to report a decline in its share of total transactions (8.4% 2Q19 vs 13.0% 2Q18). In addition, traditional channels transactions continued to fall YoY: (i) Tellers (-3.6%) and (ii) Telephone Banking (- 1.0%) given that Mobile Banking offers a full range of functions and branches continue to implement digital platforms (kioskos), which allow clients to make inquiries, open accounts and pick up debit cards.

Growth in transactions in the region is expected to take place primarily through digital channels. As such, the increase in transactions volumes will materialize mainly through Mobile Banking and Internet Banking, which is in line with our objective to establish an efficient and profitable network of digital service channels. It is important to note Yape, which facilitates interbank transfers, registered a total of one million users in 2Q19.

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9.1.4 Points of Contact – BCP Bolivia

	As of			change (units)
	Jun 18	Mar 19	Jun 19	QoQ	YoY
Branches	54	56	56	-	2
ATMs	274	299	300	1	26
Agentes BCP Bolivia	289	363	388	25	99
Total Bolivia's Network	617	718	744	26	127

BCP Bolivia increased its points of contact (+26 QoQ) in 2Q19 by opening new Agentes BCP (+25 QoQ) after under-performing agents were eliminated in 1Q19. In 2019, BCP Bolivia’s strategy is to grow to 450 Agentes by year-end.

The bank continued to grow its number of total points of contact YoY (+127), which was primarily due to an increase in the number of Agentes BCP.

9.2 Microfinance

9.2.1 Points of Contact – Mibanco

	As of			change (units)
	Jun 18	Mar 19	Jun 19	QoQ	YoY
Total Mibanco's Network (1)	327	324	324	-	-3

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in Jun 18, Mar 19 y Jun 19 were 38, 35 y 35 respectively.

The number of points of contact at Mibanco remained stable QoQ. The YoY analysis registered a decline of -3 points of contact, which was associated with branch closings at the Banco de Nacion. It is important to note that Mibanco has an agreement with the Banco de la Nacion that allows it to use the latter’s branches throughout the country to reduce operating costs. At the end of 2Q19, these branches represented 11% (35 offices) of Mibanco’s total of 324 branches.

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10.	Economic Perspectives

10.1. Peru Economic Forecasts

Peru	2015	2016	2017	2018	2019 (4)
GDP (US$ Millions) (1)	191,323	194,653	214,397	225,364	225,500
Real GDP (% change)	3.3	4.0	2.5	4.0	2.5-3.0
GDP per capita (US$) (1)	6,132	6,179	6,742	6,999	6,938
Domestic demand (% change)	2.6	1.1	1.4	4.3	3.1
Total consumption (% change)	4.9	3.2	2.3	3.6	3.4
Private Consumption (% change)	4.0	3.7	2.6	3.8	3.5
Gross fixed investment (as % GDP)	23.7	21.9	20.5	21.4	21.5
Private Investment (% change)	-4.2	-5.4	0.2	4.4	3.6
Public Investment (% change)	-6.9	0.3	-1.8	6.8	0.3
Public Debt (as % GDP)	23.3	23.9	24.9	25.7	26.5
System loan growth (% change)(2)	14.4	4.9	5.6	10.1	-
Inflation(3)	4.4	3.2	1.4	2.2	2.3
Reference Rate	3.75	4.25	3.25	2.75	2.25
Exchange rate, end of period	3.41	3.36	3.24	3.37	3.35-3.40
Exchange rate, (% change)	14.6%	-1.7%	-3.5%	4.1%	-2.1%
Fiscal balance (% GDP)	-2.1	-2.6	-3.1	-2.5	-1.8
Trade balance (US$ Millions)	-2,916	1,953	6,571	7,049	5,000
(As % GDP)	-1.5%	1.0%	3.1%	3.1%	2.2%
Exports	34,414	37,082	45,275	48,942	49,000
Imports	37,331	35,128	38,704	41,893	44,000
Current account balance (US$ Millions)	-9,169	-5,303	-2,537	-3,349	-4,510
(As % GDP)	-4.8%	-2.7%	-1.2%	-1.5%	-2.0%
Net international reserves (US$ Millions)	61,485	61,686	63,621	60,121	66,200
(As % GDP)	32.1%	31.7%	29.7%	26.7%	29.4%
(As months of imports)	20	21	20	17	18

Source: Estimates by BCP Economic Research as of July 2019; INEI, BCRP, and SBS.

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Financial System, Current Exchange Rate.

(3) Inflation target: 1% - 3%.

(4) Estimates by BCP Economic Research as of July 2019.

10.2. Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: INEI

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In 2Q19 our estimates suggest GDP grew approximately 1.3% YoY (2Q18: 5.5%), the lowest growth reported in nearly 5 years. Lackluster performance this quarter is attributable to a considerable contraction in the primary sectors (-3.6%): (i) the quota for the first fishing season this year was 2.1 million metric tons (MMT) this year, compared to 3.3 MMT last year (33% lower), (ii) the slight decline in mining production, despite copper production remained continued to evolved positively, and (iii) a contraction in fuels sector. These factors also drove a contraction in primary resource manufacturing in the quarter. In contrast, the non-primary sectors grew approximately 3% YoY, slightly below last quarter (+3.3%).

Inflation and Monetary Policy rate (%)

Source: INEI, BCRP

Headline inflation closed in 2Q19 at 2.3% YoY (1Q19: 2.3%) and remained within the target range of the Central Bank (1%-3%) for the eighth consecutive month. Core inflation also stood at 2.3% YoY (1Q19: 2.6%), which represents a 6-month low.

In 2Q19, the BCRP held its reference rate at 2.75%. The reference rate remains at 2.75% since 1Q18. The Board decided to maintain an expansive monetary policy stance as long as expectations for inflation remain anchored in a context in which the economy continues to grow below its potential. However, the Inflation Report of June 2019 and the last press release of the monetary policy meeting in July 2019 indicate that the entity maintains a bias toward cutting the reference rate in coming months.

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

*BCP estimates

In 2Q19, the annualized fiscal deficit represented 1.5% of GDP (1Q19: 1.7%). This print has remained the same since the end of 2015. The decline of the fiscal deficit is attributable to an increase in fiscal revenues (from 19.6% of GDP in1Q19 to 19.8% of GDP in 2Q19) in a scenario in which non-financial general government spending represented 20.1% of GDP (1Q19: 20.0%). In 2Q19, public investment increased 8.0% YoY (1Q19: -13.9%), which represents a drop of 0.9% YoY in 1H19.

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Between January and May 2019, the trade balance adds up a surplus of USD 1,501 million, which is almost 50% below the same period of last year. Hence, exports decrease 7.5% YoY in the same period due to lower traditional exports (-10.5%, copper: -11.2%), while non-traditional exports advance only 0.4% YoY (agro-exports: +2.8%). It is important to remark that the decline of the total exports is explained by mostly by a price effect. In contrast, imports went down 1.0% YoY in the same period, although capital goods imports grew by 3.4% YoY. Lastly, in May-19, the terms of trade fell 4.3% YoY, and adds up 10 consecutive months of contraction.

Exchange rate (S/ per US$)

Source: SBS

In 2Q19 the exchange rate closed at USDPEN 3.287; this reflects a 0.9% appreciation in the value of the Peruvian Sol against the US Dollar with regard to the end of 1Q19 (USDPEN 3.318). In the second quarter of the year, periods of high volatility were observed due to uncertainty in the international environment amid trade disputes between the United States and the rest of the world. Nevertheless, toward the end of the quarter, financial markets and emerging assets received a positive impulse from expectations that the Federal Reserved would lower its monetary policy rate.

In 2Q19, the vast majority of the region’s currencies appreciated, the Brazilian Real (1.8%), Mexican Peso (1.1%), Peruvian Sol (0.9%) and Chilean Peso (0.1%). With the exception of the Colombian Peso, which depreciated 0.7%. In 2Q19, the BCRP engaged in two FX interventions: (i) through the issuance of FX Swaps (sell) toward the end of May, when the exchange rate escalated to USDPEN 3.38, and (ii) by buying USD 20 million in mid-June (when the exchange rate situated at USDPEN 3.285) after trade relationships between USA and the rest of the world eased and the Federal Reserve gave signs that may ease its monetary policy stance.

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Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Forward-looking statements can be identified by words such as: "anticipate”, "intend", "plan", "goal”, "seek”, "believe”, "project", "estimate”, "expect", "strategy”, "future”, "likely”, "may”, "should”, "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to Return on Average Equity, Sustainable Return on Average Equity, Cost of Risk, Loan growth, Efficiency ratio, BCP Stand-alone Common Equity Tier 1 Capital ratio and Net Interest Margin, current or future volatility in the credit markets and future market conditions, expected macroeconomic conditions, our belief that we have sufficient liquidity to fund our business operations during the next year, expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, product development, market position, financial results and reserves and strategy for risk management.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made in this material is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events

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11.       Appendix

11.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In S/ thousands, IFRS)

	As of			% change
	Jun 18	Mar 19	Jun 19	QoQ	YoY
ASSETS
Cash and due from banks (1)
Non-interest bearing	6,553,569	7,015,680	6,350,168	-9.5%	-3.1%
Interest bearing	14,792,348	15,104,170	17,488,649	15.8%	18.2%
Total cash and due from banks	21,345,917	22,119,850	23,838,817	7.8%	11.7%

Cash collateral, reverse repurchase agreements and securities borrowing	4,252,568	4,026,447	4,445,749	10.4%	4.5%

Fair value through profit or loss investments	4,590,059	4,136,148	4,024,490	-2.7%	-12.3%
Fair value through other comprehensive income investments	23,291,981	27,184,560	26,800,577	-1.4%	15.1%
Amortized cost investments	4,156,770	3,639,821	3,589,360	-1.4%	-13.7%

Loans	102,766,633	108,350,384	109,381,123	1.0%	6.4%
Current	99,653,619	105,197,197	106,095,844	0.9%	6.5%
Internal overdue loans	3,113,014	3,153,187	3,285,279	4.2%	5.5%
Less - allowance for loan losses	(4,819,704)	(4,862,801)	(4,878,150)	0.3%	1.2%
Loans, net	97,946,929	103,487,583	104,502,973	1.0%	6.7%

Financial assets designated at fair value through profit or loss (2)	550,438	576,618	588,074	2.0%	6.8%
Accounts receivable from reinsurers and coinsurers	706,419	805,009	862,521	7.1%	22.1%
Premiums and other policyholder receivables	709,294	845,702	884,572	4.6%	24.7%
Property, plant and equipment, net (3)	1,449,356	2,953,039	2,918,795	-1.2%	101.4%
Due from customers on acceptances	801,248	611,142	534,637	-12.5%	-33.3%
Investments in associates (4)	560,407	574,283	576,333	0.4%	2.8%
Intangible assets and goodwill, net	1,966,475	2,050,664	2,061,611	0.5%	4.8%
Other assets (2) (5)	4,794,915	5,218,166	5,536,544	6.1%	15.5%

Total Assets	167,122,776	178,229,032	181,165,053	1.6%	8.4%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	24,630,138	26,856,618	25,339,482	-5.6%	2.9%
Interest bearing	72,914,097	76,870,639	77,817,562	1.2%	6.7%
Total deposits and obligations	97,544,235	103,727,257	103,157,044	-0.5%	5.8%

Payables from repurchase agreements and securities lending	9,194,678	8,806,221	10,448,517	18.6%	13.6%
BCRP instruments	4,652,218	4,984,192	6,304,186	26.5%	35.5%
Repurchase agreements with third parties	2,637,361	2,324,385	2,455,665	5.6%	-6.9%
Repurchase agreements with customers	1,905,099	1,497,644	1,688,666	12.8%	-11.4%

Due to banks and correspondents	8,057,222	7,219,120	9,222,278	27.7%	14.5%
Bonds and notes issued	15,283,893	15,472,882	15,058,760	-2.7%	-1.5%
Banker’s acceptances outstanding	801,248	611,142	534,637	-12.5%	-33.3%
Reserves for property and casualty claims	1,244,312	1,465,338	1,525,832	4.1%	22.6%
Reserve for unearned premiums	6,617,540	7,238,393	7,412,792	2.4%	12.0%
Accounts payable to reinsurers	227,246	280,663	302,079	7.6%	32.9%
Financial liabilities at fair value through profit or loss (6)	604,381	517,255	548,367	6.0%	-9.3%
Other liabilities	5,246,196	8,782,774	7,288,567	-17.0%	38.9%

Total Liabilities	144,820,951	154,121,045	155,498,873	0.9%	7.4%

Net equity	21,889,218	23,692,091	25,221,894	6.5%	15.2%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,754)	(207,897)	(207,839)	0.0%	-0.4%
Capital surplus	248,535	222,349	227,380	2.3%	-8.5%
Reserves	17,555,308	19,408,876	19,423,324	0.1%	10.6%
Unrealized gains and losses	816,708	1,128,884	1,541,235	36.5%	88.7%
Retained earnings	2,158,428	1,820,886	2,918,801	60.3%	35.2%

Non-controlling interest	412,607	415,896	444,286	6.8%	7.7%

Total Net Equity	22,301,825	24,107,987	25,666,180	6.5%	15.1%

Total liabilities and equity	167,122,776	178,229,032	181,165,053	1.6%	8.4%

Off-balance sheet	114,863,672	121,965,125	125,418,778	2.8%	9.2%
Total performance bonds, stand-by and L/Cs.	18,891,761	18,784,417	19,666,170	4.7%	4.1%
Undrawn credit lines, advised but not committed	72,238,593	76,521,908	76,368,545	-0.2%	5.7%
Total derivatives (notional) and others	23,733,318	26,658,800	29,384,063	10.2%	23.8%

(1) The amounts differ from those previously reported due to the reclassification to the item "Cash collateral, reverse repurchase agreements and securities borrowing" mainly for the cash collateral in dollars delivered to the BCRP, previously presented in the item "Cash and due from banks".

(2) In 1Q19 this item was opened in the statement of financial position; previously presented under the item "Investments at fair value through profit or loss".

(3) The amounts differ from those previously reported due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets”. Likewise, in the first quarter of 2019, the asset for the right to use the lease contracts was incorporated, in application of IFRS 16.

(4) Includes investments in associates, mainly Banmedica and Visanet, among others.

(5) Includes mainly accounts receivables from brokerage and others.

(6) In 1Q19 this item was opened in the statement of financial position; previously presented in the item "Other liabilities".

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CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Interest income and expense
Interest and dividend income	2,812,623	3,001,674	3,083,623	2.7%	9.6%	5,601,764	6,085,297	8.6%
Interest expense (1)	(749,805)	(812,756)	(826,866)	1.7%	10.3%	(1,496,045)	(1,639,622)	9.6%
Net interest income	2,062,818	2,188,918	2,256,757	3.1%	9.4%	4,105,719	4,445,675	8.3%

Gross provision for credit losses on loan portfolio	(385,130)	(453,285)	(510,045)	12.5%	32.4%	(824,003)	(963,330)	16.9%
Recoveries of written-off loans	71,959	70,074	61,751	-11.9%	-14.2%	139,808	131,825	-5.7%
Provision for credit losses on loan portfolio, net of recoveries	(313,171)	(383,211)	(448,294)	17.0%	43.1%	(684,195)	(831,505)	21.5%
Risk-adjusted net interest income	1,749,647	1,805,707	1,808,463	0.2%	3.4%	3,421,524	3,614,170	5.6%
Non-financial income
Fee income	766,994	782,922	787,250	0.6%	2.6%	1,516,686	1,570,172	3.5%
Net gain on foreign exchange transactions	180,669	178,423	188,358	5.6%	4.3%	342,964	366,781	6.9%
Net gain on sales of securities (2)	(16,680)	113,545	100,987	-11.1%	-705.4%	73,244	214,532	192.9%
Net gain from associates (2)(3)	21,219	14,786	20,478	38.5%	-3.5%	37,712	35,264	-6.5%
Net gain on derivatives held for trading	14,597	(2,434)	(724)	-70.3%	-105.0%	14,285	(3,158)	-122.1%
Net gain from exchange differences	1,031	7,660	(3,603)	-147.0%	-449.5%	6,920	4,057	-41.4%
Other non-financial income	84,009	75,605	98,703	30.6%	17.5%	166,885	174,308	4.4%
Total non-financial income	1,051,839	1,170,507	1,191,449	1.8%	13.3%	2,158,696	2,361,956	9.4%
Insurance underwriting result
Net earned premiums	512,258	587,156	590,066	0.5%	15.2%	1,020,707	1,177,222	15.3%
Net claims	(300,845)	(386,521)	(379,718)	-1.8%	26.2%	(595,590)	(766,239)	28.7%
Acquisition cost	(98,556)	(91,281)	(91,666)	0.4%	-7.0%	(196,104)	(182,947)	-6.7%
Total insurance underwriting result	112,857	109,354	118,682	8.5%	5.2%	229,013	228,036	-0.4%
Total expenses
Salaries and employee benefits	(780,827)	(834,317)	(845,835)	1.4%	8.3%	(1,558,172)	(1,680,152)	7.8%
Administrative, general and tax expenses	(560,814)	(513,140)	(531,336)	3.5%	-5.3%	(1,057,436)	(1,044,476)	-1.2%
Depreciation and amortization (4)	(106,333)	(140,697)	(180,381)	28.2%	69.6%	(213,193)	(321,078)	50.6%
Impairment loss on goodwill	-	-	-	0.0%	0.0%	-	-	0.0%
Association in participation (5)	(3,789)	(2,736)	(4,746)	73.5%	25.3%	(8,644)	(7,482)	-13.4%
Other expenses	(76,165)	(47,441)	(20,555)	-56.7%	-73.0%	(135,329)	(67,996)	-49.8%
Total expenses	(1,527,928)	(1,538,331)	(1,582,853)	2.9%	3.6%	(2,972,774)	(3,121,184)	5.0%
Profit before income tax	1,386,415	1,547,237	1,535,741	-0.7%	10.8%	2,836,459	3,082,978	8.7%
Income tax	(388,011)	(423,973)	(415,210)	-2.1%	7.0%	(773,403)	(839,183)	8.5%
Net profit	998,404	1,123,264	1,120,531	-0.2%	12.2%	2,063,056	2,243,795	8.8%
Non-controlling interest	20,566	22,397	21,958	-2.0%	6.8%	47,410	44,355	-6.4%
Net profit attributable to Credicorp	977,838	1,100,867	1,098,573	-0.2%	12.3%	2,015,646	2,199,440	9.1%

(1) Starting in 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) Starting in 2019 the gain from other investments in related companies has been included in the item "Net gain in associates"; which previously was presented in the item "Net gain on securities".

(3) Includes gains on other investments, mainly made up of the profit of Banmedica.

(4) From 1Q19, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

(5) From 1Q19, the item “Association in participation” was incorporated, which previously was presented in the item “Net gain on securities”

53

11.2. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In S/ thousands, IFRS)

	As of			% change
	Jun 18	Mar 19	Jun 19	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,089,101	5,816,012	5,039,035	-13.4%	-1.0%
Interest bearing	14,240,244	14,327,957	16,660,085	16.3%	17.0%
Total cash and due from banks	19,329,345	20,143,969	21,699,120	7.7%	12.3%

Cash collateral, reverse repurchase agreements and securities borrowing	3,321,915	3,103,156	3,255,249	4.9%	-2.0%

Fair value through profit or loss investments	796,848	598,964	516,973	-13.7%	-35.1%
Fair value through other comprehensive income investments	12,640,745	16,114,399	15,626,554	-3.0%	23.6%
Amortized cost investments	3,854,695	3,370,918	3,347,118	-0.7%	-13.2%

Loans	93,710,313	99,021,030	99,791,392	0.8%	6.5%
Current	90,728,345	96,026,987	96,649,966	0.6%	6.5%
Internal overdue loans	2,981,968	2,994,043	3,141,426	4.9%	5.3%
Less - allowance for loan losses	(4,590,459)	(4,619,470)	(4,637,969)	0.4%	1.0%
Loans, net	89,119,854	94,401,560	95,153,423	0.8%	6.8%

Property, furniture and equipment, net (1)	1,254,596	2,710,998	2,663,641	-1.7%	112.3%
Due from customers on acceptances	801,248	611,142	534,637	-12.5%	-33.3%
Other assets (2)	3,378,165	4,242,388	4,638,680	9.3%	37.3%

Total Assets	134,497,411	145,297,494	147,435,395	1.5%	9.6%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	25,664,800	28,436,099	27,442,740	-3.5%	6.9%
Interest bearing	60,260,717	64,385,457	65,011,206	1.0%	7.9%
Total deposits and obligations	85,925,517	92,821,556	92,453,946	-0.4%	7.6%

Payables from repurchase agreements and securities lending	6,556,789	6,634,166	8,019,941	20.9%	22.3%
BCRP instruments	4,652,218	4,984,192	6,304,186	26.5%	35.5%
Repurchase agreements with third parties	1,904,571	1,649,974	1,715,756	4.0%	-9.9%
Due to banks and correspondents	8,368,396	7,307,596	9,280,977	27.0%	10.9%
Bonds and notes issued	14,524,087	14,808,551	14,429,601	-2.6%	-0.7%
Banker’s acceptances outstanding	801,248	611,142	534,637	-12.5%	-33.3%
Financial liabilities at fair value through profit or loss	33,727	177,013	70,459	-60.2%	108.9%
Other liabilities (3)	2,826,499	6,308,115	4,992,245	-20.9%	76.6%

Total Liabilities	119,036,263	128,668,139	129,781,806	0.9%	9.0%

Net equity	15,326,366	16,520,005	17,539,343	6.2%	14.4%
Capital stock	8,476,984	9,924,006	9,924,006	0.0%	17.1%
Reserves	3,965,441	4,476,247	4,476,256	0.0%	12.9%
Unrealized gains and losses	28,364	120,338	235,391	95.6%	729.9%
Retained earnings	2,855,577	1,999,414	2,903,690	45.2%	1.7%

Non-controlling interest	134,782	109,350	114,246	4.5%	-15.2%

Total Net Equity	15,461,148	16,629,355	17,653,589	6.2%	14.2%

Total liabilities and equity	134,497,411	145,297,494	147,435,395	1.5%	9.6%

Off-balance sheet	103,835,732	109,963,761	112,550,680	2.4%	8.4%
Total performance bonds, stand-by and L/Cs.	17,380,910	16,877,145	17,678,879	4.8%	1.7%
Undrawn credit lines, advised but not committed	64,520,719	67,926,878	67,316,327	-0.9%	4.3%
Total derivatives (notional) and others	21,934,103	25,159,738	27,555,474	9.5%	25.6%

(1) The amounts differ from those previously reported due to the reclassification of the expenses on improvements in building for rent, previously presented in the item “Other assets”. Likewise, in the 2019 the asset is incorporated for the right to use the lease contracts, in application of the IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts and tax credit.

(3) Mainly includes other payable accounts.

54

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Interest income and expense
Interest and dividend income	2,494,735	2,656,215	2,727,447	2.7%	9.3%	4,974,189	5,383,662	8.2%
Interest expense (1)	(648,776)	(698,406)	(716,567)	2.6%	10.4%	(1,300,431)	(1,414,973)	8.8%
Net interest income	1,845,959	1,957,809	2,010,880	2.7%	8.9%	3,673,758	3,968,689	8.0%
Provision for credit losses on loan portfolio	(377,424)	(437,214)	(494,492)	13.1%	31.0%	(800,123)	(931,706)	16.4%
Recoveries of written-off loans	70,431	69,836	60,861	-12.9%	-13.6%	138,012	130,697	-5.3%
Provision for credit losses on loan portfolio, net of recoveries	(306,993)	(367,378)	(433,631)	18.0%	41.3%	(662,111)	(801,009)	21.0%
Risk-adjusted net interest income	1,538,966	1,590,431	1,577,249	-0.8%	2.5%	3,011,647	3,167,680	5.2%
Non-financial income
Fee income	613,102	632,326	635,782	0.5%	3.7%	1,210,527	1,268,108	4.8%
Net gain on foreign exchange transactions	171,602	170,019	184,131	8.3%	7.3%	326,621	354,150	8.4%
Net gain on securities	(30,665)	5,870	20,431	248.1%	-166.6%	7,623	26,301	245.0%
Net gain on derivatives held for trading	6,165	12,670	12,918	2.0%	109.5%	2,770	25,588	823.8%
Net gain from exchange differences	7,638	5,031	952	-81.1%	-87.5%	13,366	5,983	-55.2%
Others	64,259	50,785	47,128	-7.2%	-26.7%	128,189	97,913	-23.6%
Total other income	832,101	876,701	901,342	2.8%	8.3%	1,689,096	1,778,043	5.3%
Total expenses
Salaries and employee benefits	(591,780)	(626,768)	(638,802)	1.9%	7.9%	(1,177,628)	(1,265,570)	7.5%
Administrative expenses	(441,698)	(434,106)	(482,213)	11.1%	9.2%	(830,038)	(916,319)	10.4%
Depreciation and amortization (2)	(81,079)	(80,726)	(85,311)	5.7%	5.2%	(163,084)	(166,037)	1.8%
Other expenses	(62,938)	(31,090)	(27,943)	-10.1%	-55.6%	(110,843)	(59,033)	-46.7%
Total expenses	(1,177,495)	(1,172,690)	(1,234,269)	5.3%	4.8%	(2,281,593)	(2,406,959)	5.5%
Profit before income tax	1,193,572	1,294,442	1,244,322	-3.9%	4.3%	2,419,150	2,538,764	4.9%
Income tax	(340,186)	(356,886)	(335,202)	-6.1%	-1.5%	(676,694)	(692,088)	2.3%
Net profit	853,386	937,556	909,120	-3.0%	6.5%	1,742,456	1,846,676	6.0%
Non-controlling interest	(6,259)	(4,931)	(4,844)	-1.8%	-22.6%	(13,809)	(9,775)	-29.2%
Net profit attributable to BCP Consolidated	847,127	932,625	904,276	-3.0%	6.7%	1,728,647	1,836,901	6.3%

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

55

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	2Q18	1Q19	2Q19	Jun 18	Jun 19
Profitability
Earnings per share (1)	0.083	0.091	0.089	0.169	0.180
ROAA (2)(3)	2.5%	2.6%	2.5%	2.5%	2.5%
ROAE (2)(3)	22.7%	22.3%	21.2%	22.5%	21.3%
Net interest margin (2)(3)	5.66%	5.73%	5.83%	5.60%	5.75%
Risk adjusted NIM (2)(3)	4.72%	4.65%	4.58%	4.59%	4.59%
Funding Cost (2)(3)(4)	1.99%	2.04%	2.08%	1.98%	2.05%
Quality of loan portfolio
IOL ratio	3.18%	3.02%	3.15%	3.18%	3.15%
NPL ratio	4.32%	4.29%	4.34%	4.32%	4.34%
Coverage of IOLs	153.9%	154.3%	147.6%	153.9%	147.6%
Coverage of NPLs	113.5%	108.8%	107.1%	113.5%	107.1%
Cost of risk (5)	1.31%	1.48%	1.74%	1.41%	1.61%
Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	42.1%	41.1%	42.4%	41.5%	41.8%
Oper. expenses as a percent. of total income - including all other items	44.0%	41.4%	42.4%	42.5%	41.9%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	3.42%	3.34%	3.50%	3.31%	3.40%
Capital adequacy (7)
Total regulatory capital (S/ Million)	17,437	19,169	19,138	17,437	19,138
Tier 1 capital (S/ Million) (8)	12,825	14,510	14,504	12,825	14,504
Common equity tier 1 ratio (9)	11.11%	11.39%	11.82%	11.11%	11.82%
BIS ratio (10)	15.07%	15.49%	14.95%	15.07%	14.95%

Share Information
N° of outstanding shares (Million)	10,217	10,217	10,217	10,217.39	10,217.39

(1) Shares outstanding of 10,217 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

(7) All capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

56

11.3. Mibanco

MIBANCO

(In S/ thousands, IFRS)

	As of			% change
	Jun 18	Mar 19	Jun 19	QoQ	YoY
ASSETS
Cash and due from banks	891,262	1,013,959	1,021,867	0.8%	14.7%
Investments	2,062,243	1,910,967	1,807,917	-5.4%	-12.3%
Total loans	9,804,137	10,192,327	10,256,643	0.6%	4.6%
Current	9,146,397	9,534,598	9,591,920	0.6%	4.9%
Internal overdue loans	530,593	539,299	548,278	1.7%	3.3%
Refinanced	127,147	118,431	116,445	-1.7%	-8.4%
Allowance for loan losses	-894,680	-908,751	-909,004	0.0%	1.6%
Net loans	8,909,457	9,283,576	9,347,640	0.7%	4.9%
Property, plant and equipment, net	177,891	185,620	187,951	1.3%	5.7%
Other assets	541,482	978,521	840,950	-14.1%	55.3%

Total assets	12,582,334	13,372,643	13,206,324	-1.2%	5.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	7,871,279	8,426,560	8,216,878	-2.5%	4.4%
Due to banks and correspondents	1,760,587	1,705,072	1,823,461	6.9%	3.6%
Bonds and subordinated debt	467,469	367,579	263,613	-28.3%	-43.6%
Other liabilities	662,248	939,018	867,815	-7.6%	31.0%

Total liabilities	10,761,582	11,438,229	11,171,768	-2.3%	3.8%

Net equity	1,820,752	1,934,414	2,034,557	5.2%	11.7%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	12,582,334	13,372,643	13,206,324	-1.2%	5.0%

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net interest income	490,270	467,942	473,889	1.3%	-3.3%	981,187	941,830	-4.0%
Provision for loan losses, net of recoveries	-102,861	-90,492	-105,550	16.6%	2.6%	-181,813	-196,042	7.8%
Net interest income after provisions	387,409	377,449	368,339	-2.4%	-4.9%	799,373	745,788	-6.7%
Non-financial income	60,365	45,011	43,129	-4.2%	-28.6%	84,197	88,140	4.7%
Total expenses	-270,950	-280,396	-273,032	-2.6%	0.8%	-528,423	-553,428	4.7%
Translation result	-	-	-	0.0%	0.0%	-	-	0.0%
Income taxes	-51,168	-40,155	-39,294	-2.1%	-23.2%	-99,857	-79,449	-20.4%
Net income	125,655	101,910	99,142	-2.7%	-21.1%	255,291	201,052	-21.2%

Efficiency ratio	49.0%	54.8%	53.1%	-169	410	49.3%	54.1%	477
ROAE	29.1%	21.3%	20.0%	-129	-908	28.9%	20.4%	-847
ROAE incl. goowdill	26.4%	19.8%	18.6%	-115	-776	26.8%	19.1%	-777
L/D ratio	124.6%	121.0%	124.8%	387	27
IOL ratio	5.4%	5.3%	5.3%	5	-7
NPL ratio	6.7%	6.5%	6.5%	3	-23
Coverage of IOLs	168.6%	168.5%	165.8%	-271	-283
Coverage of NPLs	136.0%	138.2%	136.7%	-142	73
Branches (1)	327	324	324	-	-3
Employees	10,165	10,699	11,545	846	1,380

(1) Includes Banco de la Nacion branches, which in June 18 were 38, in March 19 were 35 and in June 19 were 35.

57

11.4. BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change
	Jun 18	Mar 19	Jun 19	QoQ	YoY
ASSETS
Cash and due from banks	1,437,539	1,170,662	1,437,175	22.8%	0.0%
Investments	1,304,908	1,467,974	1,214,420	-17.3%	-6.9%
Total loans	6,836,296	7,275,812	7,277,055	0.0%	6.4%
Current	6,685,572	7,095,956	7,115,507	0.3%	6.4%
Internal overdue loans	127,607	155,155	139,487	-10.1%	9.3%
Refinanced	23,117	24,701	22,061	-10.7%	-4.6%
Allowance for loan losses	-220,997	-235,077	-231,814	-1.4%	4.9%
Net loans	6,615,299	7,040,735	7,045,241	0.1%	6.5%
Property, plant and equipment, net	76,561	45,074	45,862	1.8%	-40.1%
Other assets	90,140	123,197	101,709	-17.4%	12.8%

Total assets	9,524,447	9,847,642	9,844,408	0.0%	3.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	8,511,654	8,728,073	8,589,045	-1.6%	0.9%
Due to banks and correspondents	30,156	29,034	27,151	-6.5%	-10.0%
Bonds and subordinated debt	102,337	103,559	102,966	-0.6%	0.6%
Other liabilities	247,139	320,461	434,668	35.6%	75.9%

Total liabilities	8,891,285	9,181,126	9,153,830	-0.3%	3.0%

Net equity	633,162	666,516	690,579	3.6%	9.1%
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	9,524,447	9,847,642	9,844,408	0.0%	3.4%

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net interest income	73,589	77,694	81,048	4.3%	10.1%	144,376	158,742	10.0%
Provision for loan losses, net of recoveries	-5,072	-14,560	-13,459	-7.6%	165.4%	-19,944	-28,019	40.5%
Net interest income after provisions	68,517	63,134	67,589	7.1%	-1.4%	124,431	130,723	5.1%
Non-financial income	34,833	29,012	30,232	4.2%	-13.2%	70,070	59,244	-15.5%
Total expenses	-69,929	-72,995	-60,149	-17.6%	-14.0%	-132,772	-133,145	0.3%
Translation result	-54	-7	-1	-91.5%	-98.9%	-156	-7	-95.2%
Income taxes	-11,823	-6,505	-10,864	67.0%	-8.1%	-21,549	-17,369	-19.4%
Net income	21,544	12,640	26,807	112.1%	24.4%	40,024	39,446	-1.4%

Efficiency ratio	65.0%	61.8%	61.7%	-14 pbs	-336 pbs	63.8%	61.7%	-210 pbs
ROAE	13.9%	7.4%	15.8%	835 pbs	195 pbs	12.6%	11.4%	-120 bps
L/D ratio	80.3%	83.4%	84.7%	136 pbs	440 pbs
IOL ratio	1.87%	2.13%	1.92%	-21 pbs	5 pbs
NPL ratio	2.20%	2.47%	2.22%	-2 pbs	2 pbs
Coverage of IOLs	173.2%	151.5%	166.2%	1468 pbs	-700 pbs
Coverage of NPLs	146.6%	130.7%	143.5%	1280 pbs	-312 pbs
Branches	54	56	56	0	2
Agentes	289	363	388	25	99
ATMs	274	299	300	1	26
Employees	1,726	1,663	1,713	50	-13

(1) Figures differ from previously reported, please consider the data presented on this report.

58

11.5. Credicorp Capital

Credicorp Capital	Quarter			% change		YTD		% change
S/ 000	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net interest income	-10,996	-9,091	-6,206	-31.7%	-44%	-20,977	-15,297	-27.1%
Non-financial income	142,357	151,689	139,041	-8.3%	-2.3%	291,899	290,730	-0.4%
Fee income	102,284	94,650	90,644	-4.2%	-11.4%	204,243	185,294	-9.3%
Net gain on foreign exchange transactions	9,576	10,125	9,041	-10.7%	-5.6%	15,354	19,166	24.8%
Net gain on sales of securities	23,404	50,485	47,452	-6.0%	102.8%	57,302	97,937	70.9%
Derivative Result	8,886	-15,470	-13,806	-10.8%	-255.4%	11,423	-29,276	-356.3%
Result from exposure to the exchange rate	-6,289	1,688	-1,075	-163.7%	-82.9%	-6,515	613	-109.4%
Other income	4,496	10,211	6,785	-33.6%	50.9%	10,092	16,996	68.4%
Operating expenses (1)	-112,857	-122,277	-118,246	-3.3%	4.8%	-225,639	-240,523	6.6%
Operating income	18,504	20,321	14,589	-28.2%	-21.2%	45,283	34,910	-22.9%
Income taxes	-7,164	-4,750	-3,394	-28.5%	-52.6%	-12,629	-8,144	-35.5%
Non-controlling interest (2)	-211	-152	-372	144.7%	76.3%	-451	-524	16.2%
Net income	11,129	15,419	10,823	-29.8%	-2.7%	32,203	26,242	-18.5%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Since 4Q17 Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile have 100% percentage of Correval and IM Trust, respectively.

59

11.6. Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	2Q18	1Q19	2Q19	QoQ	YoY
Total loans	764.6	732.3	736.2	0.5%	-3.7%
Total investments	968.7	899.7	808.4	-10.1%	-16.5%
Total assets	2,069.5	1,982.0	1,920.0	-3.1%	-7.2%
Total deposits	1,590.3	1,258.3	1,267.4	0.7%	-20.3%
Net shareholder's equity	221.9	227.9	248.4	9.0%	11.9%
Net income	8.9	15.0	15.2	1.6%	70.9%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	2Q18	1Q19	2Q19	QoQ	YoY
Due from banks	264	112	142	26.7%	-46.3%
Total loans	765	732	736	0.5%	-3.7%
Investments	969	826	762	-7.7%	-21.3%
Total interest earning assets	1,997	1,670	1,640	-1.8%	-17.9%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities		Quarter		% change
US$ 000	2Q18	1Q19	2Q19	QoQ	YoY
Deposits	1590	1258	1267	0.7%	-20.3%
Borrowed Funds	197	235	228	-3.2%	100.0%
Other liabilities	60	260	176	-32.3%	191.8%
Total liabilities	1,848	1,754	1,672	-4.7%	-9.5%

60

Assets under management and Deposits

(US$ Millions)

Portfolio distribution as of June 2019

61

11.7. Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands )

	As of			% change
	Jun 18	Mar 19	Jun 19	QoQ	YoY
Balance
Total assets	11,491,618	12,695,204	13,154,757	3.6%	14.5%
Invesment on securities (1)	8,324,108	9,264,180	9,642,535	4.1%	15.8%
Technical reserves	7,880,089	8,710,591	8,946,136	2.7%	13.5%
Net equity	2,479,023	2,663,129	3,097,078	16.3%	24.9%

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Net earned premiums	512,847	588,942	592,546	0.6%	15.5%	1,024,706	1,181,488	15.3%
Net claims	300,846	386,521	379,718	-1.8%	26.2%	595,590	766,239	28.7%
Net fees	142,596	134,507	138,357	2.9%	-3.0%	282,777	272,864	-3.5%
Net underwriting expenses	33,204	37,011	33,761	-8.8%	1.7%	66,478	70,772	6.5%
Underwriting result	36,202	30,902	40,710	31.7%	12.5%	79,861	71,612	-10.3%
Net financial income	119,643	143,356	150,249	4.8%	25.6%	239,669	293,605	22.5%
Total expenses	104,412	107,450	107,614	0.2%	3.1%	208,528	215,064	3.1%
Other income	9,393	7,098	8,772	23.6%	-6.6%	20,865	15,870	-23.9%
Traslations results	1,850	-501	-478	-4.6%	-125.8%	2,402	-978	-140.7%
Net gain on associates - EPS business and medical services	13,295	8,918	12,758	43.1%	-4.0%	17,893	14,194	-20.7%
Medical Assistance insurance deduction	3,789	2,736	4,746	-	-	-	-	-
Income tax	2,292	1,517	1,359	-10.4%	-40.7%	4,054	2,875	-29.1%
Income before minority interest	69,891	78,070	98,293	25.9%	40.6%	148,108	176,363	19.1%
Non-controlling interest	2,349	2,592	2,454	-5.3%	4.5%	4,374	5,046	15.4%
Net income	67,542	75,478	95,839	27.0%	41.9%	143,734	171,317	19.2%

Ratios
Ceded	13.5%	12.2%	18.5%	630 bps	500 bps	13.8%	15.4%	160 bps
Loss ratio (2)	58.7%	65.6%	64.1%	-150 bps	540 bps	58.1%	64.9%	680 bps
Fees + underwriting expenses, net / net earned premiums	34.3%	29.1%	29.0%	-10 bps	-530 bps	34.1%	29.1%	-500 bps
Underwriting results / net earned premiums	7.1%	5.2%	6.9%	170 bps	-20 bps	7.8%	6.1%	-170 bps
Operating expenses / net earned premiums	20.4%	18.2%	18.2%	0 bps	-220 bps	20.4%	18.2%	80 bps
ROAE (3)(4)	10.9%	11.8%	13.7%	190 bps	280 bps	11.1%	12.4%	130 bps
Return on written premiums	8.1%	8.4%	10.2%	180 bps	210 bps	8.9%	9.3%	40 bps
Combined ratio of P&C (5)	101.2%	104.4%	97.5%	-690 bps	-370 bps	100.3%	100.9%	60 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

62

Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Results
Net earned premiums	249,216	258,455	264,725	2.4%	6.2%	489,641	523,181	6.8%
Net claims	-208,490	-233,597	-225,704	-3.4%	8.3%	-402,854	-459,301	14.0%
Net fees	-10,918	-11,879	-11,697	-1.5%	7.1%	-21,743	-23,576	8.4%
Net underwriting expenses	-2,956	-2,912	-2,492	-14.4%	-15.7%	-6,275	-5,404	-13.9%
Underwriting result	26,852	10,068	24,832	146.6%	-7.5%	58,769	34,900	-40.6%

Net financial income	1,169	1,505	1,070	-28.9%	-8.5%	2,431	2,575	5.9%
Total expenses	-17,353	-17,535	-18,203	3.8%	4.9%	-36,487	-35,739	-2.1%
Other income	24	1,012	621	-38.6%	N/A	212	1,633	669.9%
Traslations results	72	-17	-197	N/A	-371.8%	31	-214	-789.8%
Income tax	-3,555	1,615	-2,670	-265.3%	-24.9%	-8,361	-1,055	-87.4%

Net income before Medical services	7,210	-3,353	5,452	-262.6%	-24.4%	16,596	2,100	-87.3%

Net income of Medical services	19,299	21,108	19,983	-5.3%	3.5%	36,318	41,091	13.1%

Net income	26,509	17,756	25,435	43.3%	-4.1%	52,913	43,191	-18.4%

63

11.8. Prima AFP

	Quarter			% change		YTD		% change
	2Q18	1Q19	2Q19	QoQ	YoY	Jun 18	Jun 19	Jun 19 / Jun 18
Income from commissions	98,816	99,758	105,867	6.1%	7.1%	191,221	205,624	7.5%
Administrative and sale expenses	(37,650)	(37,292)	(38,358)	2.9%	1.9%	-79,089	-75,650	-4.3%
Depreciation and amortization	(4,816)	(4,473)	(4,725)	5.6%	-1.9%	-9,560	-9,198	-3.8%
Operating income	56,350	57,993	62,783	8.3%	11.4%	102,572	120,776	17.7%
Other income and expenses, net (profitability of lace) (*)	(6,497)	17,712	8,108	-54.2%	-224.8%	-1,957	25,820	-1419.4%
Income tax	(17,425)	(18,829)	(20,495)	8.8%	17.6%	-32,921	-39,324	19.4%
Net income before translation results	32,429	56,876	50,396	-11.4%	55.4%	67,694	107,272	58.5%
Translations results	(46)	124	(29)	-123.2%	-38.3%	-55	95	-274.2%
Net income	32,383	57,000	50,367	-11.6%	55.5%	67,639	107,367	58.7%
ROAE (1)	23.0%	37.6%		-428 pbs	1027 pbs	22.5%	34.0%	1146 pbs

	As of			% change
	2Q18	1Q19	2Q19	QoQ	YoY
Total assets	791,528	982,264	868,192	-11.6%	9.7%
Total liabilities	210,632	402,446	238,247	-40.8%	13.1%
Net shareholders' equity	580,896	579,818	629,945	8.6%	8.4%

(*) Gain on profitability of the legal reserve account and FuM after taxes, to which a retroactive change was applied (previously, the gross amount was reported).

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Mar 19	% share	Jun 19	% share
Fund 0	629	1.2%	691	1.3%
Fund 1	5,586	11.0%	5,774	11.2%
Fund 2	37,432	73.8%	38,467	74.4%
Fund 3	7,089	14.0%	6,793	13.1%
Total S/ Millions	50,736	100%	51,724	100%

Source: SBS

Nominal profitability over the last 12 months

	Mar 19 / Mar 18	Jun 19 / Jun 18
Fund 0	3.8%	4.0%
Fund 1	2.5%	10.2%
Fund 2	1.2%	5.6%
Fund 3	-0.6%	-1.7%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee

Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.

Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	1Q19	1Q19	1Q19	2Q19	2Q19	2Q19
Affiliates	2,260,041	7,131,902	31.7%	2,334,751	7,224,167	32.3%
New affiliations (1)	117,519	117,519	100.0%	68,300	96,917	70.5%
Funds under management (S/ Millions)	50,736	162,263	31.3%	51,724	165,755	31.2%
Collections (S/ Millions)	1,525	4,023	37.9%	1,337	3,716	36.0%
Voluntary contributions (S/ Millions) (2)	1026	2,210	46.4%	1,000	2,032	49.2%
RAM (S/ Millions) (3)	2,794	7,936	35.2%	2,933	7,772	37.7%

Source: SBS

(1) As of June 2019, another AFP has the exclusivity of affiliations.

(2) Information available to May 2019.

(3) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

64

11.9. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and notes issued.

(3) Does not include Life insurance business.

(4) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(5) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

65